As filed with the Securities and Exchange Commission on March 1, 2000.

                                               Registration Nos. 333-92947
                                                                 811-7543
==========================================================================
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


             Pre-Effective Amendment No.  1                [X]


             Post-Effective Amendment No.                 [ ]

                                  and/or

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


             Amendment No.   40                            [X]


                            Variable Account A
                        (Exact name of Registrant)

                      Keyport Life Insurance Company
                            (Name of Depositor)

                125 High Street, Boston Massachusetts 02110
      (Address of Depositor's Principal Executive Offices (Zip Code)

     Depositor's Telephone Number, including Area Code:  617-526-1400

                       Bernard R. Beckerlegge, Esq.
                 Senior Vice President and General Counsel
                      Keyport Life Insurance Company
               125 High Street, Boston, Massachusetts 02110
                  (Name and Address of Agent for Service)

                                 copy to:
                            Joan E. Boros, Esq.
            Jorden Burt Boros Cicchetti Berenson & Johnson LLP
                    1025 Thomas Jefferson Street, N.W.
                           Washington, DC 20007

It is proposed that this filing will become effective:
( ) immediately upon filing pursuant to paragraph (b) of Rule 485
( ) on [date] pursuant to paragraph (b) of Rule 485
( ) 60 days after filing pursuant to paragraph (a) of Rule 485
( ) on [date] pursuant to paragraph (a) of Rule 485

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

==========================================================================
Exhibit Index on Page ____




                    CONTENTS OF REGISTRATION STATEMENT



                             The Facing Sheet

                             The Contents Page

                           Cross-Reference Sheet

                                  PART A

                                Prospectus

                                  PART B

                    Statement of Additional Information

                                  PART C

                               Items 24 - 32

                              The Signatures

                                 Exhibits













                                  PART A



--------------------------------------------------------------------------
                              Prospectus for

                        The Rydex Variable Annuity

                   Individual Flexible Purchase Payment
                    Deferred Variable Annuity Contract

                                 issued by

                            Variable Account A
                                    of
                      Keyport Life Insurance Company
                              125 High Street
                        Boston, Massachusetts 02110

                              Service Office:
                        Keyport Life Insurance Co.
                               P.O. Box 691
                            Leesburg, VA 20178
                              (877) 569-3789
--------------------------------------------------------------------------

This prospectus describes the Rydex variable annuity Contracts offered by Keyport Life Insurance Company. This Contract may be sold under different names. Most transactions involving this Contract may be performed through the Internet Service Center.

The value of your Contract will fluctuate on a variable basis. The Contract is designed to help you in your retirement planning. You may purchase it on a tax qualified or non-tax qualified basis.

To apply for the Contract, you must be of legal age, in a state where the Contracts may lawfully be sold.

You may not purchase a Contract if either you or the Annuitant are over 90 years old before we receive your application. You may not purchase a tax-qualified Contract if you or the Annuitant are over 75 years old before we receive your application (age 90 applies to Roth IRAs).

The minimum initial purchase payment for the Contract in most cases is $15,000. After the initial purchase payment, the minimum subsequent payment is $1,000. If you elect to have monthly electronic fund transfers, the minimum subsequent payment is $250. We reserve the right to limit the total purchase payments made under this Contract to $5,000,000.

If the value of your Contract is less than $5,000, we reserve the right to cancel your Contract and pay you the value of your Contract.


We will allocate your initial purchase payment to the investment options you choose in the proportions you choose. Subsequent purchase payments will automatically be allocated to the Rydex U.S. Government Money Market Sub-account. You may then transfer funds from the Rydex U.S. Government Money Market Sub-account to any of the other available Sub-accounts. The Contract currently offers six investment options, each of which is a Sub-account of Variable Account A. Currently, you may choose among the Sub-accounts investing in the following Eligible Funds:

RYDEX VARIABLE TRUST: Rydex Nova Fund; Rydex Ursa Fund; Rydex OTC Fund; Rydex Precious Metals Fund; Rydex U.S. Government Bond Fund and Rydex U.S. Government Money Market Fund


Prospectuses for the Eligible Funds are attached. The purchase of a Contract involves certain risks. Investment performance of the Eligible Funds may vary. We do not guarantee any minimum Contract Value under the Contract. An investment in the Rydex U.S. Government Money Market Sub-account is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Rydex U.S. Government Sub-account seeks to preserve the value of your investment at $1.00 per share it is possible to lose money by investing in the Rydex U.S. Government Money Market Sub-account.


This prospectus contains important information about the Contract you should know before investing. You should read it before investing and keep it for future reference. You may download or print the prospectus from our website. If you require a free paper copy of this prospectus or the prospectuses for the Eligible Funds, please call or write our Service Office at the address above.

We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this prospectus and is incorporated by reference in this prospectus. A table of contents for the SAI appears on the last page of this prospectus. If you would like a free paper copy of this SAI, e-mail Help@mail.annuitynet.com or call the telephone number provided above. The SAI is also available through the SEC website (http://www.sec.gov). In addition, other information regarding the Company and the Separate Account is available through the SEC website or, if you prefer a paper copy, you may send an e-mail request to our Internet Service Center or by calling the telephone number above.

The date of this prospectus is March   , 2000.


The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             TABLE OF CONTENTS


Definitions
Summary of Contract Features
Fee Table
Example
Explanation of Fee Table and Example
Keyport and the Variable Account
Purchase Payments and Applications
Investments of the Variable Account
  Allocations of Purchase Payments
  Eligible Funds
  Transfer of Variable Account Value
Substitution of Eligible Funds and Other Variable Account Changes
Deductions
  Deductions for Annuity Asset Charge
  Deductions for Premium Taxes
  Deductions for Income Taxes
  Total Variable Account Expenses
  Contract Value Deductions
The Contracts
  Variable Account Value
  Valuation Periods
  Calculation of Contract Value
  Modification of the Contract
  Right to Revoke
Death Benefit Provisions
  Death of Annuitant
Contract Ownership
Assignment
Partial Withdrawals and Surrender
Annuity Provisions
  Annuity Benefits
  Annuity Option and Income Date
  Annuity Options
  Variable Annuity Payment Values
  Proof of Age, Sex, and Survival of Annuitant
Suspension of Payments
Advertising
Tax Status
  Introduction
  Taxation of Annuities in General
  Qualified Plans
  Individual Retirement Annuities
  Annuity Purchases by Nonresident Aliens
Variable Account Voting Privileges
Sales of the Contracts
Legal Proceedings
Records and Reports
Inquiries by Contract Owners
Table of Contents--Statement of Additional Information

                                DEFINITIONS

Accumulation Unit: A unit of measurement which we use to calculate Variable Account Value.

Annuitant: The natural person on whose life annuity benefits are based starting on the Income Date.

Annuity Option: A form of payment of the annuity available under the Contract.

Annuity Payment: An amount paid at regular intervals after the Income Date under one of several Annuity Options. The amount paid may vary.

Annuity Unit: A unit of measure used to calculate the amount of Annuity Payments after the Income Date.

Contract: The variable annuity contract between you and us.

Contract Anniversary: Each anniversary of the Contract Date.

Contract Date: The date your Contract becomes effective. The date we receive your completed application and initial purchase payment.

Contract Owner ("you"): The person(s) having the privileges of ownership defined in the Contract.


Contract Value: The value of all Variable Account amounts under your Contract at a given time.


Contract Year: Each 12-month period beginning on the Contract Date and each Contract Anniversary thereafter.

Company ("we", "us", "our", "Keyport"): Keyport Life Insurance Company.

Designated Beneficiary: The person you designate to receive any death benefits under the Contract.

Eligible Funds: The underlying mutual funds in which the Variable Account invests.

In Force: The status of your Contract before the Income Date, as long as:
     (1) you do not totally surrender it,
     (2) your Contract Value is greater than zero, and
     (3) if the Annuitant or any Contract Owner has died, fewer than five years have passed since the date of death.

Income Date: The date on which Annuity Payments are to begin.

Internet Service Center: The Internet site that provides variable annuity contract documents and information to current and prospective Contract Owners and through which various transactions may be performed. Certain of these transactions may require faxed or mailed signatures.

Net Asset Value: The difference between the value of assets and the amount of liabilities.

Non-Qualified Contract: Any Contract that is not issued under a Qualified
Plan.

Qualified Contract: A Contract issued under a Qualified Plan.

Qualified Plan: A retirement plan which receives special tax treatment under Sections 401, 403(b), 408(b) or 408A of the Internal Revenue Code ("Code") or a deferred compensation plan for a state and local government or another tax exempt organization under Section 457 of the Code.

Sub-account: The portion of the Variable Account which invests in shares of a particular Eligible Fund.

Valuation Date: Each day the New York Stock Exchange (NYSE) is open for trading.


Valuation Period: The period commencing at the close of trading (currently 4:00 p.m. ET) on each day that the NYSE is open for trading (in other words, the Valuation Date) and ending at the close of such trading on the next succeeding Valuation Date.


Variable Account: Variable Account A which is a separate investment account of the Company into which purchase payments under the Contracts may be allocated. The Variable Account is divided into Sub-accounts, each of which invests in shares of an Eligible Fund.

                       SUMMARY OF CONTRACT FEATURES

Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus before deciding to invest. Further, individual state requirements that are different from the information in this prospectus are described in supplements to this prospectus or in endorsements to the Contract.

WHAT ARE MY INVESTMENT CHOICES? You can allocate and reallocate your investment among the Sub-accounts of the Variable Account, each of which in turn invests in one of the following Eligible Funds:

Rydex Variable Trust ("Rydex Trust"):


     Rydex Nova Fund
     Rydex Ursa Fund
     Rydex OTC Fund
     Rydex Precious Metals Fund
     Rydex U.S. Government Bond Fund
     Rydex U.S. Government Money Market Fund


HOW DOES THE CONTRACT WORK? During the accumulation period, you may make purchase payments to us. Prior to annuitization, you may choose to withdraw some or all of your Contract Value. When you begin Annuity Payments, your periodic Annuity Payments will be based upon your Contract Value on the Income Date. Subsequently, Annuity Payments will vary depending upon the performance of the Funds you select. (See "The Contracts".)

WHAT CAN I DO THROUGH THE INTERNET SERVICE CENTER? Most transactions associated with your Contract can be accomplished through the Internet Service Center. We will send you information concerning your Contract, and you can receive documents concerning your Contract, through the Internet Service Center. You can monitor the status of your Contract, move funds from one Sub-account to another, change your e-mail or mailing address, etc., all through the Internet Service Center. For security reasons, we may issue you a PIN or password which you will use to access the Internet Service Center. Certain transactions, however, such as a change of Beneficiary or a total withdrawal of funds from the Contract, may not be completed through the Internet Service Center, but will also require a signed request that is faxed or mailed to our Service Office.

WHAT CHARGES ARE ASSOCIATED WITH THIS CONTRACT? We apply an annual charge totaling .90% to the daily net asset value of the Variable Account. (See "Deductions".)

Each Eligible Fund also has additional operating expenses associated with its daily operation. Finally, each fund pays a management fee to its investment advisors based upon the average daily net asset value of the Fund. See the FEE TABLE. These fees and expenses are more fully described in the prospectuses for the funds.

If your state assesses a premium tax with respect to your Contract, we will deduct those amounts upon full surrender (including a surrender for the Death Benefit) or annuitization.

HOW WILL MY ANNUITY PAYMENTS BE CALCULATED? If you decide to annuitize, you elect an Annuity Option. Your periodic payment will be based upon the Annuity Option you selected, the changing values of the Sub-accounts in which you have invested, and your age at the Income Date. (See "Annuity Options".) Remember that you will benefit from any gain, and bear the risk of any drop, in the value of the securities in the Sub-accounts of the Variable Account.

WHAT HAPPENS IF I DIE BEFORE I ANNUITIZE? We will pay to your designated beneficiary the greater of your Contract Value or the sum of your purchase payments adjusted for partial withdrawals. (See "Death Provisions".)

MAY I SURRENDER THE CONTRACT OR MAKE A WITHDRAWAL? Yes. (See "Partial Withdrawals and Surrender".) You will be subject to income taxes on any earnings you withdraw and you may also be subject to a 10% income tax penalty. (See "Tax Status".)


DO I GET A FREE LOOK AT THIS CONTRACT? Yes. If within ten days (or a longer period if required by law) of the date you receive the signed Contract through the Internet Service Center, you cancel the Contract through the Internet Service Center or return it, postage prepaid, to the Service Office of Keyport, it will be canceled. If you live in a state that requires "return of Contract Value", you may invest in the Sub-Accounts during this period (the "Right to Revoke Period"). You bear the investment risk during this Right to Revoke Period. If you live in a state that requires "return of purchase payments", during this Right to Revoke Period and for ten additional days to allow for delivery of the notice from and to Us, your purchase payments will be invested in the Rydex U.S. Government Money Market Sub-account. You may change, at anytime during the Right to Revoke Period, the allocation(s) to the Sub-accounts of the Variable Account that you specified on your application. (See "Right to Revoke".)




                                 FEE TABLE

                    Contract Owner Transaction Expenses

Sales Load Imposed on Purchases:                                      0%
Maximum Surrender Charge
  (as a percentage of purchase payments):                             0%

Annual Contract Maintenance Charge:                                  $0

Transfer Charge:                                                     $0

                     Variable Account Annual Expenses
                  (as a percentage of average net assets)

Annuity Asset Charge:                                               .90%
  (This charge is for administrative, mortality and expense risk fees. See "Deductions".)

Total Variable Account Annual Expenses:                             .90%

                   Rydex Variable Trust Annual Expenses1
    (After any Fee Waivers and/or Expense Reimbursements -- Numbers in
       Parentheses Represent Expenses Before Any Such Waivers and/or
                             Reimbursements)2
                  (as a percentage of average net assets)

                                                           Total Fund
                             Management       Other        Operating
Fund                            Fees        Expenses        Expenses




Rydex Nova Fund                 .75%          .80%            1.55%
Rydex Ursa Fund                 .90%          .83%            1.73%
Rydex OTC Fund                  .75%          .80%            1.55%
Rydex Precious Metals Fund      .75%         1.42%            2.17%
Rydex U.S. Government
 Bond Fund                      .50%         1.02%            1.52%
Rydex U.S. Government
 Money Market Fund              .50%          .89%            1.39%


The above expenses for the Eligible Funds were provided by the Funds. We have not independently verified the accuracy of the information.


1All Trust and Fund expenses are for 1999. The Rydex Trust expenses reflect such Trust's manager's and servicing company's agreement to reimburse expenses above certain limits (see footnote 2).

2PADCO Advisors II, Inc., investment adviser to the Rydex Variable
Trust, and PADCO Service Company, Inc., servicer to the Rydex Variable Trust, may from time to time volunteer to waive fees and/or reimburse expenses. For the period ending December 31, 1999, there were no waivers or reimbursements.


                                  EXAMPLE

Example 1. If your Contract stays in force through the periods shown or is surrendered or annuitized at the end of the periods shown, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets.

Sub-account                        1 Year   3 Years   5 Years   10 Years


Rydex Nova                          $25      $ 79      $142       $343
Rydex Ursa                           26        85       152        365
Rydex OTC                            25        79       142        343
Rydex Precious Metals                31        99       176        418
Rydex U.S. Government Bond           24        78       140        339
Rydex U.S. Government Money Market   23        74       133        322


                   EXPLANATION OF FEE TABLE AND EXAMPLE

The purpose of the fee table is to illustrate the expenses you may directly or indirectly bear under a Contract. The table reflects expenses of the Variable Account as well as the Eligible Funds. You should read "Deductions" in this prospectus and the sections relating to expenses of the Eligible Funds in their prospectuses. The fee table and example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract. We deduct the amount of any premium taxes (which currently range from 0% to 5%) upon full surrender (including a surrender for the Death Benefit) or annuitization.

The example should not be considered a representation of past or future expenses and charges of the Sub-accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance. See "Deductions" in this prospectus, and "Management" in the prospectus for Rydex Trust.

The Contracts described in this prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is provided. Our full financial statements and those for the Variable Account are in the Statement of Additional Information.

                          PERFORMANCE INFORMATION

The Variable Account may from time to time advertise certain performance information concerning its various Sub-accounts.

Performance information is not an estimate or guarantee of future investment performance, and does not represent the actual experience of amounts invested by a particular Contract Owner.

The Sub-accounts may advertise total return information for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the Sub-account over a given period of time.

The Sub-accounts may present, along with any current required performance information, additional total return information that is computed on a different basis. Certain of the Eligible Funds have been available for other variable annuity contracts prior to the beginning of the offering of the Contracts described in this prospectus. Any performance information for such periods will be based on the historical results of the Eligible Funds and applying the fees and charges of the Contract for the specified time periods.

The Rydex U.S. Government Money Market Sub-account is a money market Sub-account that also may advertise yield and effective yield information. The yield of the Sub-account refers to the income generated by an investment in the Sub-account over a specifically identified seven-day period. We annualize this income by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period. It is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-account but does not include premium tax charges. The yield would be lower if those charges were included.

We calculate the effective yield of the Rydex U.S. Government Money Market Sub-account in a similar manner but, when annualizing the yield, we assume income earned by the Sub-account is reinvested. This compounding effect causes effective yield to be higher than yield.

                     KEYPORT AND THE VARIABLE ACCOUNT

We were incorporated in Rhode Island in 1957 as a stock life insurance company. Our executive and administrative offices are at 125 High Street, Boston, Massachusetts 02110. Our home office is at 695 George Washington Highway, Lincoln, Rhode Island 02865. The mailing address of our Service Office is Post Office Box 691, Leesburg, Virginia 20178. Our Internet Service Center is http://www.AnnuityNet.com.


We write individual life insurance and individual and group annuity contracts that are "non-participating". That is, we do not pay dividends or benefits based on our financial performance. We are licensed to do business in all states except New York and are also licensed in the District of Columbia and the Virgin Islands. We are rated A (Excellent) for financial strength by A.M. Best and Company, independent analysts of the insurance industry. Standard & Poor's ("S&P") rates us AA- for very strong financial security, Moody's rates us A2 for good financial strength and Duff & Phelps rates us AA- for very high claims paying ability. The Best's A rating is in the second highest rating category, which also includes a lower rating of A-
 . S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. The Moody's "2" modifier means that we are in the middle of the A category. The S&P and Duff & Phelps "-" modifier signifies that we are at the lower end of the AA category. These ratings reflect the opinion of the rating company as to our relative financial strength and ability to meet contractual obligations to our policyholders. Even though we hold the assets in the Variable Account separately from our other assets, our ratings may still be relevant to you since not all of our contractual obligations relate to payments based on those segregated assets. Our ratings do not affect or influence the performance of the Eligible Funds or the Separate Account.


We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and membership in IMSA in advertisements. Being a member means that we have chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

We are indirectly owned by Liberty Financial Companies, Inc. and are ultimately controlled by Liberty Mutual Insurance Company of Boston, Massachusetts, a multi-line insurance and financial services institution.

We established the Variable Account pursuant to the provisions of Rhode Island Law on January 30, 1996. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean the Securities and Exchange Commission supervises us or the management of the Variable Account.

Obligations under the Contracts are our obligations. Although the assets of the Variable Account are our property, these assets are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business we may conduct.

                    PURCHASE PAYMENTS AND APPLICATIONS


The initial purchase payment is due on the Contract Date. The minimum initial purchase payment is $15,000. You may make additional purchase payments. Each subsequent purchase payment must be at least $1,000 or any lesser amount we may permit. We will reduce the subsequent purchase payment to $250 in cases where you arrange for subsequent purchase payments by electronic funds transfer. Subsequent purchase payments will automatically be allocated to the Rydex U.S. Government Money Market Sub-account. You may then transfer funds from the Rydex U.S. Government Money Market Sub-account to any of the other available Sub-accounts. We reserve the right to cancel this Contract and return the Contract Value to you if the value of your Contract is less than $5,000. We may reject any purchase payment or any application. Purchase payments are allocated to a Contract based on the applicable Sub-account accumulation unit value(s) next determined after we receive it.


We have attempted to make the application process for the Contract as simple as possible. You may apply for the Contract on this Internet Service Center website (http://www.AnnuityNet.com) by completing our online application. During the application process, information is transferred between your computer and the Internet Service Center through a secure internet connection. In order to complete the online application, you will need to supply the following information:

  o the full name, address, telephone number, date of birth, and Social Security or Taxpayer Identification Number for the Primary Owner, Annuitant, and any Joint Owner; and

  o the full name, address, and relationship to the Owner of any Beneficiary(ies) that you wish to designate. If you do not designate any Beneficiary(ies), your estate will be the beneficiary.

Once you have completed the online application, you will be asked to print a copy of the application. You must sign this application and fax or mail it to our Service Office before we can process your application.

You may make your initial purchase payment by personal check, by enclosing your check with your signed application. During the online application process, you may also choose to make purchase payments by Electronic Funds Transfer (EFT). If you choose the EFT option, it will still be necessary for you to enclose either a deposit slip or a voided check with your signed application when you mail the application to our Service Office.


If your application for a Contract is complete, we will apply your initial purchase payment to the Variable Account within two business days of receipt. If you live in a state that requires "return of purchase payments", during the Right to Revoke Period and for ten additional days to allow for delivery of the notice from and to Us, your purchase payments will be invested in the Rydex U.S. Government Money Market Sub-account. Once this period has ended, your purchase payments will then be allocated to the Sub-accounts you have selected. You may change, at anytime during the Right to Revoke Period, the allocation(s) to the Sub-accounts of the Variable Account that you specified on your application.


If the application is incomplete, we will notify you and try to complete it within five business days. If it is not complete at the end of this period, we will inform you of the reason for the delay. The purchase payment will be returned immediately unless you specifically consent to our keeping the purchase payment until the application is complete. Once the application is complete, the purchase payment will be applied within two business days of its completion.

We will send you a written notification by e-mail, to your last known e-mail address, showing the allocation of all purchase payments and the re-allocation of values after any transfer you have requested. You must notify us immediately of any error.

We may request you to confirm that the information is correct by signing a copy of the letter or a Contract delivery receipt. We will send you a written notice confirming all purchases. Our liability under any Contract relates only to amounts so confirmed.

                    INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payments

The Variable Account is segmented into Sub-accounts. Each Sub-account invests in shares of one of the Eligible Funds. We may add or withdraw Eligible Funds and Sub-accounts as permitted by applicable law.

We will invest your initial purchase payment to the Variable Account in the Sub-accounts you choose, after the expiration of the Right to Revoke Period. Your selection must specify the percentage of the initial purchase payment that is allocated to each Sub-account. The percentage for each Sub-account, if not zero, must be a whole number. The total of your specified allocations for the initial purchase payment must equal 100%. Subsequent purchase payments will automatically be allocated to the Rydex U.S. Government Money Market Sub-account. From there, you may transfer purchase payments to the Sub-account investing in other Eligible Funds as you may select.

Eligible Funds

The Eligible Funds are the separate funds listed within the Rydex Trust. Keyport and the Variable Account may enter into agreements with other mutual funds for the purpose of making such mutual funds available as Eligible Funds under certain Contracts.

We do not promise that the Eligible Funds will meet their investment objectives. Amounts you have allocated to Sub-accounts may grow, decline, or grow less in value than you expect, depending on the investment performance of the Eligible Funds in which the Sub-accounts invest. You bear the investment risk that those Eligible Funds possibly will not meet their investment objectives. You should carefully review their attached prospectuses before allocating amounts to the Sub-accounts of the Variable Account. The Eligible Funds are available for the separate accounts of insurance companies unaffiliated with us. The risks involved in this "mixed and shared funding" are disclosed in the Eligible Funds' prospectuses under the following caption: "Purchasing and Redeeming Shares".

PADCO Advisors II, Inc. serves as the investment adviser and manager of the Eligible Funds of the Rydex Trust.


Please see the Fund Prospectus for a complete description of the investment techniques utilized by the Funds, including the risks and volatility of these investments. Moreover, the strategic or tactical asset allocation program that can be utilized in a Contract of this type may be characterized as aggressive investing. There can be no assurance that you or any financial advisor will predict market moves successfully. If you utilized a financial advisor, you should carefully consider his or her education, experience, and reputation.


We briefly describe the Eligible Funds and the objectives they seek to achieve below:

Eligible Funds of Rydex Trust
and Variable Account
Sub-accounts                          Investment Objective

Rydex Nova Fund                       Investment returns that correspond
("Rydex Nova Sub-account")            to 150% of the daily price movement
                                      of the S&P 500 Index.

Rydex Ursa Fund                       Investment returns that will
("Rydex Ursa Sub-account")            inversely correlate to the
                                      performance of the S&P 500 Index.

Rydex OTC Fund                        Investment results that correspond
("Rydex OTC Sub-account")             to a benchmark for over-the-counter
                                      securities.  The current benchmark
                                      is the NASDAQ 100 Index.

Rydex Precious Metals Fund            Seeks to provide capital
("Rydex Precious Metals               appreciation by investing in U.S.
Sub-account")                         and foreign companies that are
                                      involved in the precious metals
                                      sector, including exploration,
                                      mining, production and development,
                                      and other precious metals related
                                      services.

Rydex U.S. Government Bond Fund       Investment results that correspond
("Rydex U.S. Government Bond          to a benchmark for U.S. Government
Sub-account")                         Securities. The current benchmark is
                                      120% of the daily price movement of
                                      the Long Treasury Bond.



Rydex U.S. Government Money           Security of principal, high current
Market Fund ("Rydex U.S. Government   income and liquidity.
Money Market Sub-account")

Transfer of Variable Account Value

You may transfer Variable Account Value from one Sub-account to another after expiration of the Right to Revoke Period. We do not limit the number or frequency of transfers.

You may submit your transfer requests through the Internet Service Center. If we receive your request before the relevant transaction cut-off times, we will initiate it at the close of business that day. We will initiate any requests received after the relevant transaction cut-off time at the close of the next business day. We will execute your request to transfer value by both redeeming and acquiring Accumulation Units on the day we initiate the transfer.

The transaction cut-off times for the receipt of transfer requests are currently as follows:


   o for the Rydex U.S. Government Bond Sub-account, the time is 2:30 p.m. Eastern Time;




   o for the Rydex Precious Metals Sub-account, the time is 3:15 p.m. Eastern Time;

   o for the Rydex Nova, Rydex Ursa, and Rydex OTC Sub-accounts, the time is 3:30 p.m. Eastern time;

   o for the Rydex U.S. Government Money Market Sub-account, the time is 4:00 p.m. Eastern Time.

If you choose to make a transfer between Sub-accounts that have different transaction cut-off times, the earlier cut-off time as shown above will apply to your transfer request. If the primary exchange or market on which the underlying Eligible Fund transacts business closes early, the above cut-off time will be approximately thirty minutes (forty-five minutes, in the case of the Rydex Precious Metals Fund) prior to the close of such exchange or market.

Transfer requests which you submit to us will remain in a queue with any other transfers you have submitted for any given valuation date. Your transfer requests will be executed in the order received. You may at any time view a list of transfer requests you have submitted that are awaiting execution by accessing your personal account information through the Internet Service Center. You may also retract a transfer request by removing it from the queue at any time prior to the earliest transaction cutoff time for any of the Sub-accounts involved in the transaction. In addition, you may not retract a transfer request if there are any subsequent request(s) in the queue for which any of the relevant transaction cutoff times have passed.

Substitution of Eligible Funds and Other Variable Account Changes

If shares of any of the Eligible Funds are no longer available for investment by the Variable Account, or further investment in the shares of an Eligible Fund is no longer appropriate under the Contract, we may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased or to be purchased in the future. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940.

We also reserve the right to make the following changes in relation to the Variable Account and Eligible Funds:

   o  to operate the Variable Account in any form permitted by law;

   o to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable law;

   o to transfer any assets in any Sub-account to another or to one or more separate investment accounts;

   o  to add, combine or remove Sub-accounts in the Variable Account; and

   o to change how we assess charges, so long as we do not increase them above the maximum total amount shown in the Fee Table in connection with your Contract.

                                DEDUCTIONS

Deductions for Annuity Asset Charge




We deduct an annuity asset charge on a daily basis in computing the Accumulation Unit values from each Sub-account. The annuity asset charge is equal, on an annual basis, to .90% of the average daily net asset value of each Sub-account. We deduct the charge both before and after the Income Date.


The charge compensates us for administrative expenses we incur and for mortality and expense risks we assume. Our administrative expenses include, but are not limited to, bookkeeping costs, the cost of maintaining our Service Office and our Internet Service Center, and the costs associated with sales of the Contract. We assume the risk that annuitants as a class may live longer than expected (mortality risk), and that expenses may be higher than the deductions for those expenses (expense risk). In either case, the loss will fall on us. Conversely, if such deductions exceed our actual expenses, the excess will be profit to us.

Deductions for Premium Taxes


We deduct the amount of any premium taxes required by any state or governmental entity. We deduct premium taxes from Contract Value when they are paid. The actual amount of any such premium taxes will depend, among other things, on the type of Contract you purchase (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, and the insurance tax laws of those states. Currently such premium taxes range from 0% to 5.0% of total purchase payments.


Deductions for Income Taxes

We will deduct income taxes from any amount payable under the Contract that a governmental authority requires us to withhold. See "Income Tax
Withholding".

Total Variable Account Expenses

Total Variable Account expenses you will incur will be the annuity asset charge and, if applicable, a tax charge factor. (See "Calculation of Contract Value".)

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and the deductions and expenses paid out of the assets of the Eligible Funds. Each Eligible Fund pays a management fee to its investment adviser(s) based upon the average daily net asset value of the Fund. Each Eligible Fund also has additional operating expenses associated with the daily operation of the funds. The prospectuses for the Eligible Funds describe these deductions and expenses.

                               THE CONTRACTS

Variable Account Value


The Variable Account Value for your Contract is based on the sum of your proportionate interest in the value of each Sub-account to which you have allocated values. We determine the value of each Sub-account at any time by multiplying the number of Accumulation Units attributable to that Sub-account by its Accumulation Unit value.

Each purchase payment you make results in the credit of additional Accumulation Units to your Contract and the appropriate Sub-account. Purchase payments are credited to your Contract using the Accumulation Unit value that is next calculated after we receive your purchase payment. The number of additional units for any Sub-account will equal the amount allocated to that Sub-account divided by the Accumulation Unit value for that Sub-account at the time of investment.


Valuation Periods


We determine the value of the Variable Account each valuation period using the net asset value per share of the Eligible Fund shares. A valuation period is the period generally beginning at 4:00 P.M. (ET), or any other time for the close of trading on the New York Stock Exchange, and ending at the close of trading for the next business day. The New York Stock Exchange is currently closed on weekends; New Year's Day; Martin Luther King, Jr. Day; Presidents' Day; Good Friday; Memorial Day; Independence Day; Labor Day; Thanksgiving Day and Christmas Day.


Calculation of Contract Value

Contract Value at any time prior to the Income Date equals the sum of the values of the Accumulation Units credited in the Sub-accounts under the Contract. Your Contract Value will fluctuate with the investment results of the Eligible Funds underlying the Sub-accounts you have selected.

The value of a Sub-account on any Valuation Date is the number of Accumulation Units in the Sub-account multiplied by the value of an Accumulation Unit in the Sub-account at the end of the Valuation Period.

Accumulation Units for each Sub-account are valued separately. Initially, the value of an Accumulation Unit was arbitrarily established at the inception of the Sub-account. It may increase or decrease from Valuation Period to Valuation Period. The Accumulation Unit value for a Sub-account for any later Valuation Period is determined as follows:


   o The total value of Fund shares held in the Sub-account is calculated by multiplying the number of Fund shares owned by the Sub-account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if the record date for such distribution occurs during the Valuation Period; minus

   o The liabilities of the Sub-account at the end of the Valuation Period (such liabilities include the daily charge (see below) imposed on the Sub-account, and may include a tax charge factor (see below); and the result is divided by


   o The outstanding number of Accumulation Units in the Sub-account at the beginning of the Valuation Period.

The daily charge imposed on a Sub-account for any Valuation Period represent the annuity asset charge adjusted for the number of calendar days in the Valuation Period.


No tax charge factor is currently necessary since there are no federal income taxes attributable to the Separate Account. If we determine that there are federal income taxes attributable to the Separate Account, we may create a factor for such taxes to be included in the calculation.


Modification of the Contract

Only our President or Secretary may agree to alter the Contract or waive any of its terms. A change may be made to the Contract if there have been changes in applicable law or interpretation of law. Any changes will be made in writing and with your consent, except as may be required by applicable law.

Right to Revoke


Generally, you may return the Contract within 10 days after you receive it by delivering or mailing it to us. You may also cancel the Contract within 10 days through the Internet Service Center. If you return the Contract to us through the mail, the postmark on a properly addressed and postage-prepaid envelope determines if a Contract is returned within the 10-day period. We will treat the returned Contract as if we never issued it. We will promptly refund the Contract Value or purchase payments, whichever is required by state law, as of the date we receive the returned Contract or the date it is cancelled through the Internet Service Center. You may ask us which standard applies to your state. If you live in a state that requires "return of Contract Value", you may invest in the Sub-Accounts during this Right to Revoke Period. You bear the investment risk during this period. If you live in a state that requires "return of purchase payments", during the Right to Revoke Period and for ten additional days to allow for delivery of the notice from and to Us, your initial purchase payment will be held in the Rydex U.S. Government Money Market Sub-account. Your initial purchase payment will not be transferred to the Sub-account(s) you select until the Right to Revoke Period has ended.

You may change, at anytime during the Right to Revoke Period, the allocation(s) to the Sub-accounts of the Variable Account that you specified on your application.


In some states, under applicable law or regulation, your Right to Revoke Period may be longer than 10 days. Please refer to your Contract.

                         DEATH BENEFIT PROVISIONS

You may designate a Beneficiary during your lifetime and, unless prohibited by a previous designation, change the Beneficiary by mailing a request to our Service Office. A change of Beneficiary may be requested through the Internet Service Center but requires a signed request to be mailed to our Service Office. Each change of Beneficiary revokes any previous designation.

If there is a single Contract Owner and the Contract Owner dies before the Income Date, the Death Benefit paid to the designated Beneficiary will be the Contract Value as of the date on which we approve the payment of the claim.


The Death Benefit is the greater of premium payments less any partial withdrawals or the current Contract Value, less any applicable state premium taxes.


The premium payment death benefit is:

     o    the initial premium payment, plus

     o    any additional premium payments, minus

     o    any partial withdrawals.

We will determine the value of the Death Benefit as of the date on which the death claim is approved for payment. We will approve a claim for a Death Benefit upon receipt of:

   o  proof, satisfactory to us, of the death of the Contract Owner;

   o  a request for payment of the Death Benefit mailed to our Service
      Office; and

   o  our receipt of all required claim forms, fully completed.

We will make payment of an approved Death Benefit in accordance with applicable laws and regulations governing payment of Death Benefits. We will not allow any payment that does not satisfy the requirements of Internal Revenue Code section 72(s) or 401(a)(9) as applicable, as amended from time to time.

Unless otherwise provided in the Beneficiary designation, one of the following procedures will occur on the death of a Beneficiary:

   o If any Beneficiary dies before the Contract Owner, that Beneficiary's interest will go to any other Beneficiaries named, according to their respective interests; and/or

   o If no Beneficiary survives the Contract Owner, the proceeds of the Death Benefit will be paid to the Contract Owner's estate.

The Death Benefit payable to the Beneficiary must be distributed within five years of the Contract Owner's date of death unless the Beneficiary begins receiving within one year of the Contract Owner's death substantially equal installments over a period not extending beyond the Beneficiary's life expectancy.

If the Beneficiary is the spouse of the Contract Owner, then he or she may elect to continue the Contract as Contract Owner. If the Contract Owner is a corporation or other non-natural person, the death of the Annuitant will be treated as the death of the Contract Owner and the above distribution rules will apply.

If there are joint Contract Owners, upon the death of the first joint Contract Owner, the surviving joint Contract Owner will receive the Death Benefit. The surviving joint Contract Owner will be treated as the primary, Designated Beneficiary. Any other designation on record at the time of death will be treated as a contingent Beneficiary.

If the surviving joint Contract Owner, as spouse of the deceased joint Contract Owner, continues the Contract as the sole owner in lieu of receiving the Death Benefit, then the designated Beneficiary(s) will receive the Death Benefit upon the death of the surviving spouse.

Death of Annuitant

If the Annuitant is also the Contract Owner or joint Contract Owner, then the Death Benefit will be subject to the provisions of the Contract regarding death of the Contract Owner. If a surviving spouse assumes the contract upon death of a joint Contract Owner Annuitant, then the contingent Annuitant becomes the Annuitant. If no contingent Annuitant is named, then the surviving spouse becomes the Annuitant.

If an Annuitant who is not the Contract Owner or joint Contract Owner dies, then the contingent Annuitant, if any, becomes the Annuitant. If no contingent Annuitant is named, the Contract Owner (or joint Contract Owner if younger) becomes the Annuitant.

                            CONTRACT OWNERSHIP

The Contract Owner shall be the person designated in the application and you may exercise all the rights of the Contract. Joint Contract Owners are permitted. Contingent Contract Owners are not permitted.

You may direct us in writing to change the Contract Owner, primary beneficiary, contingent beneficiary or contingent annuitant. An irrevocably-named person may be changed only with the written consent of that person.

Because a change of Contract Owner by means of a gift may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Contract may have limitations on transfer of ownership. You should consult the plan administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.

                                ASSIGNMENT

You may assign the Contract at any time. You must file a copy of any assignment with us. Your rights and those of any revocably-named person will be subject to the assignment. A Qualified Contract may have limitations on your ability to assign the Contract.

Because an assignment may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

                     PARTIAL WITHDRAWALS AND SURRENDER

You may make partial withdrawals from the Contract through the Internet Service Center or by submitting to us by mail your request for a partial withdrawal. You may not make a partial withdrawal during the Right to Revoke Period. The minimum withdrawal amount is $300, or such lesser amount as we may permit. If the Contract Value after a partial withdrawal would be below $5,000, we will treat the request as a withdrawal of only the amount over $5,000. Unless you specify otherwise, we will deduct the total amount withdrawn from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value.


The minimum withdrawal amount is waived if you enter into an agreement with an investment adviser that allows the adviser to make partial withdrawals from your annuity to pay the service fees of the adviser. Such distributions may have adverse tax consequences. Please consult your tax adviser.


You may totally surrender the Contract by notifying us by mail.
Surrendering the Contract will end it. Upon surrender, you will receive the Contract Value less any applicable premium taxes.

We will pay the amount of any surrender within seven days of receipt of your request. Alternatively, you may purchase for yourself an annuity payment option with any surrender benefit of at least $5,000. If the Contract Owner is not a natural person, we must consent to the selection of an annuity payment option.

You may not surrender annuity options based on life contingencies after annuity payments have begun. Once annuity payments have begun, partial withdrawals are available only under Option A.


Because of the potential tax consequences of a partial withdrawal or surrender, you should consult a competent tax adviser.


Participants under Qualified Plans as well as Contract Owners, Annuitants, and Designated Beneficiaries are cautioned that you may not be able to take a partial withdrawal or surrender the Contract under a Qualified Plan. You should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Contract with that Plan.

                            ANNUITY PROVISIONS

Each of the Rydex Trust Funds invests in the securities of a relatively few number of issuers. Since the assets of each Fund are invested in a limited number of issuers, the net asset value of the Fund may be more susceptible to a single adverse economic, political or regulatory occurrence. You should consider this in making your decision to annuitize.

Annuity Benefits

If the Annuitant is alive on the Income Date and the Contract is In Force, we will begin variable income payments to the Annuitant under the Annuity Option or Options you have chosen. We determine the amount of the initial payment(s) on the Income Date by applying the Contract Value less any premium taxes not previously deducted to the option selected. See "Variable Annuity Payment Values" for additional information on how we calculate annuity payment amounts.

Subsequent payments will fluctuate in amount.

Annuity Option and Income Date

You may select an Annuity Option and Income Date at the time of application or later. Any Income Date must be:

   o  not earlier than the first day after the Contract Date, and

   o  not later than the earlier of


      (i) the later of the Annuitant's 90th birthday and the 10th Contract Anniversary or


      (ii) any maximum date permitted under state law.

If you do not select an Income Date for the Annuitant, the Income Date will automatically be the latest date specified above.


You may choose or change an Annuity Option or the Income Date through the Internet Service Center or by writing to us at least 30 days before the Income Date. You may continue to make purchase payments until you reach your Income Date.


Annuity Options

The Annuity Options are:

Option A: Income for a Fixed Number of Years;

Option B: Life Income with 10 Years of Payments Guaranteed;

Option C: Joint and Last Survivor Income; and


you may arrange other variable income options if we agree. Fixed income payments are not available. If you do not select an Annuity Option, we automatically choose Option B.


The payee is the person who will receive the sum payable under a payment option. Any payment option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available under any annuity option is less than $5,000, we reserve the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

We will make annuity payments monthly unless you have requested quarterly, semi-annual or annual payments. However, if any payment would be less than $100, we have the right to reduce the frequency of payments to a period that will result in each payment being at least $100.

Option A: Income For a Fixed Number of Years. We will pay an annuity for a chosen number of years, not less than 5 nor more than 50. You may choose a period of years over 30 only if it does not exceed the difference between age 100 and the Annuitant's age on the date of the first payment. We refer to Option A as Preferred Income Plan (PIP). At any time, the payee may elect to receive the following amount:

    o the present value of the remaining variable annuity payments, commuted at the 5% interest rate used to create the annuity factor for this option (this interest rate for variable annuity payments is also referred to as the assumed investment rate (AIR) or benchmark rate).

Instead of receiving a lump sum, the payee may elect another payment option.

If, at the death of the payee, Option A payments have been made for fewer than the chosen number of years:

   o we will continue payments during the remainder of the period to the successor payee; or

   o the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the 5% interest rate used to create the annuity factor for this option.

The annuity asset charge is deducted during the Option A payment period, but we have no mortality risk during this period.

Currently, we permit the original payee to make a number of changes to variable payments under Option A. For regular PIPs, a change may be made generally only on the anniversary of the date of your initial PIP payment. The permissible changes include:

   o shortening or lengthening the period certain provided the payments already made and those to be made meet the 5 - 50 year and age 100 limits described above;

   o changing to a life option - note that under this option the payee no longer may end the payments for a commuted value;

   o  changing the payment frequency; and

   o  changing the day of the month on which payment occurs.

See "Annuity Payments" for the manner in which Option A may be taxed.

Option B: Life Income with 10 Years of Payments Guaranteed. We will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for fewer than 10 years:

   o we will continue payments during the remainder of the period to the successor payee; or

   o the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the 5% interest rate used to create the annuity factor for this option.

The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex.

Option C: Joint and Last Survivor Income. We will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons on the Income Date and it may also depend on each person's sex. It is possible under this option to receive only one annuity payment if both payees die after the receipt of the first payment, or to receive only two annuity payments if both payees die after receipt of the second payment, and so on.

Variable Annuity Payment Values

We determine the amount of the first payment by using an annuity purchase rate based on an assumed annual investment rate (AIR or benchmark rate) of 5% per year. (See "Variable Annuity Payment Values" in the Statement of Additional Information for more information on AIRs.) Subsequent payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-account(s) (after deducting the annuity asset charge) is better or worse than the assumed investment rate. The total dollar amount of each payment will be equal to the sum of all Sub-account payments.

We limit the number of times or the frequency with which a payee may instruct us to change the Sub-account(s) used to determine the amount of the annuity payments to three times per contract year. We reserve the right to change the number of transfers that we allow.

Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay in full any underpayments with the next annuity payment and deduct any overpayments, unless repaid in one sum, from future annuity payments until we are repaid in full.

                          SUSPENSION OF PAYMENTS

We reserve the right to suspend or postpone any type of payment from the Variable Account for any period when:

   o the New York Stock Exchange (NYSE) is closed other than customary weekend or holiday closings;

   o    trading on the Exchange is restricted;

   o an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

   o the Securities and Exchange Commission permits delay for the protection of security holders.

The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the prior two conditions described above exist.

                                ADVERTISING

We may provide to you and prospective Contract Owners advertising and other information on a variety of topics. Such topics may include the relationship between certain economic sectors and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation). Such topics may also include, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

In marketing the variable annuity Contracts, we may refer to certain ratings assigned to us under the rating systems of the A.M. Best and Company, Standard & Poor's, Moody's and Duff & Phelps. The objective of these rating systems is to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion about that company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of the insurance company. In marketing the Contracts and the underlying funds, we may at times use data published by other nationally-known independent statistical services. These service organizations provide relative measures of such factors as an insurer's claims paying ability, the features of particular Contracts, and the comparative investment performance of the Eligible Funds with other portfolios having similar objectives. A few such services are: Duff & Phelps, the Lipper Group, Moody's, Morningstar, Standard and Poor's and VARDS. Marketing materials may employ illustrations of compound interest, discuss automatic withdrawal services, and describe our customer base, assets, and our relative size in the industry. They may also discuss other features of Keyport, the Variable Account, the Eligible Funds and their investment management.



                                TAX STATUS

Introduction

This discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. We make no attempt to consider any applicable state or other tax laws. Moreover, this discussion is based upon our understanding of current federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

The Contract is for use by individuals in retirement plans which may or may not be Qualified Plans that receive special tax deferral benefits under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal income taxes on the Contract Value, on annuity payments, and on the economic benefit to the Contract Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which you purchase the Contract and upon the tax and employment status of the individual concerned.

Taxation of Annuities in General


Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Contract until a distribution occurs, in the form of a full surrender, a partial withdrawal, an assignment or gift of the Contract, or annuity payments. A trust or other entity owning a Non-Qualified Contract, other than as an agent for an individual, is taxed differently; increases in the value of a Contract are taxed yearly whether or not a distribution occurs.

Surrenders, Death Benefit Payments, Assignments and Gifts. If you fully surrender your Contract, the portion of the payment that exceeds your cost basis in the Contract is subject to tax as ordinary income. For Non-Qualified Contracts, the cost basis is generally the amount of the purchase payments made for the Contract. For Qualified Contracts, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income. A Designated Beneficiary receiving a lump sum surrender benefit after your death or the death of the Annuitant is similarly taxed on the portion of the amount that exceeds your cost basis in the Contract. If the Designated Beneficiary elects that the lump sum not be paid in order to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Contracts, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.

Partial withdrawals received under Non-Qualified Contracts prior to annuitization are first included in gross income to the extent Contract Value exceeds purchase payments. Then, to the extent the Contract Value does not exceed purchase payments, such withdrawals are treated as a non-taxable return of principal to you. For partial withdrawals under a Qualified Contract, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Contracts is generally zero, partial withdrawal amounts will generally be fully taxed as ordinary income.


If you assign or pledge a Non-Qualified Contract, you will be treated as if you had received the amount assigned or pledged. You will be subject to taxation under the rules applicable to partial withdrawals or surrenders. If you give away your Contract to anyone other than your spouse, you are treated for income tax purposes as if you had fully surrendered the Contract.

A special computational rule applies if we issue to you, during any calendar year, two or more Contracts, or one or more Contracts and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is determined under Section 72(e) of the Code. All of the contracts will be treated as one contract. We believe this means the amount of any distribution under any one Contract will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Contracts or contracts exceeds the sum of each contract's cost basis.

Annuity Payments. We determine the non-taxable portion of each variable annuity payment by dividing the cost basis of your values allocated to Variable Account Value by the total number of expected payments. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Contracts, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

Following any change by the payee to variable annuity payments under Option A, other than a change of the payment day of the month where the remaining payment length stays the same, the non-taxable portion of each payment will be recalculated in accordance with IRS standards.

Penalty Tax. Payments received by you, Annuitants, and Designated
Beneficiaries under Contracts may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on the following amounts received:

   o  after the taxpayer attains age 59-1/2;

   o in a series of substantially equal payments made for life or life expectancy;

   o after the death of the Contract Owner (or, where the Contract Owner is not a human being, after the death of the Annuitant);

   o  if the taxpayer becomes totally and permanently disabled; or


   o under a Non-Qualified Contract's annuity payment option that provides for a series of substantially equal payments; provided that only one purchase payment is made to the Contract, that the Contract is not issued as a result of a Section 1035 exchange, and that the first annuity payment begins in the first Contract Year.


Income Tax Withholding. We are required to withhold federal income taxes on taxable amounts paid under Contracts unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply.

Section 1035 Exchanges. You may purchase a Non-Qualified Contract with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:

   o the new Contract will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified
      Contracts";

   o purchase payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

   o purchase payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:
       (i)   the penalty tax does not apply to any distribution;
       (ii) partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and
       (iii) assignments are not treated as surrenders subject to taxation.

We base our understanding of the above principally on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds intend to meet the diversification requirements for the Contract, as those requirements may change from time to time. If the diversification requirements are not satisfied, the Contract will not be treated as an annuity contract. As a consequence, income earned on a Contract would be taxable to you in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, we could be subjected to federal income taxes on assets in the Variable Account.

The Secretary of the Treasury announced in September 1986 that he expects to issue regulations which will prescribe the circumstances in which your control of the investments of a segregated asset account may cause you, rather than us, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Contract. We, however, have reserved certain rights to alter the Contract and investment alternatives so as to comply with such regulations. Since no regulations have been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, you are urged to consult with your tax adviser.

Qualified Plans

The variable annuity Contract may be used with certain Qualified Plans. The Contract includes features such as tax deferral on accumulated earnings. Qualified Plans provide their own tax deferral benefit. Please consult a tax advisor for information specific to your circumstances in order to determine whether the Contract is an appropriate investment for you.

The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, we do not attempt to provide more than general information about the use of the Contract with Qualified Plans. Participants under such Qualified Plans, as well as Contract Owners, Annuitants, and Designated Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Contract. Following is a brief description of the Qualified Plans and of the use of the Contract in connection with them. Purchasers of the Contract should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Contract with that Plan.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These individual retirement annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a
Section 408(b) Individual Retirement Annuity.

Annuity Purchases by Nonresident Aliens


The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or are resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.


                    VARIABLE ACCOUNT VOTING PRIVILEGES

In accordance with our view of present applicable law, we will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Eligible Funds in our own right, we may elect to do so.

You have the voting interest under a Contract prior to the Income Date. The number of shares held in each Sub-account which are attributable to you is determined by dividing your Variable Account Value in each Sub-account by the net asset value of the applicable share of the Eligible Fund. The payee has the voting interest after the Income Date under an annuity payment option. The number of shares held in the Variable Account which are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

We will determine the number of shares in which a person has a voting interest as of the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund. We will solicit voting instructions in writing prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having a voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions.

                          SALES OF THE CONTRACTS

The Contracts will be sold through the Internet Service Center we maintain for this purpose. Keyport Financial Services Corp. ("KFSC"), our subsidiary, serves as the principal underwriter for the Contract described in this prospectus. KFSC is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at 125 High Street, Boston, Massachusetts 02110. We may also from time to time enter into selling agreements with other broker/dealers who will also distribute the Contracts. Such broker/dealers will be appropriately licensed to sell the Contracts.

                             LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter are a party. We are engaged in various kinds of routine litigation which, in our judgment, is not of material importance in relation to our total capital and surplus.

                            RECORDS AND REPORTS

As presently required by the Investment Company Act of 1940 ("1940 Act") and applicable regulations, we are responsible for maintaining all records and accounts relating to the Variable Account. We will electronically mail to you, at your last know e-mail address, at least semiannually after the first Contract Year, reports containing information required by the 1940 Act or any other applicable law or regulation.

                       INQUIRIES BY CONTRACT OWNERS


If you have questions about your Contract, you may send an e-mail to our Internet Service Center (Help@Mail.AnnuityNet.com) or visit the Internet Service Center on the world wide web at http://www.AnnuityNet.com or write to us at Keyport Life Insurance Co., P.O. Box 691, Leesburg, VA 20178. You may also call our Service Office at (877)569-3789.


           TABLE OF CONTENTS-STATEMENT OF ADDITIONAL INFORMATION


                                                              Page
Keyport Life Insurance Company                                 2
Variable Annuity Benefits                                      2
  Variable Annuity Payment Values                              2
  Re-Allocating Sub-account Payments                           3
Custodian                                                      3
Principal Underwriter                                          4
Experts                                                        4
Investment Performance                                         4
  Yield for Rydex U.S. Government Money Market Sub-account     5
Financial Statements                                           6
  Variable Account A                                           7
  Keyport Life Insurance Company                              37







                                  PART B

                    STATEMENT OF ADDITIONAL INFORMATION

                   INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                    DEFERRED VARIABLE ANNUITY CONTRACT
                                 ISSUED BY
                            VARIABLE ACCOUNT A
                                    OF
                KEYPORT LIFE INSURANCE COMPANY ("Keyport")


This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Rydex variable
annuity prospectus dated March   , 2000. The SAI is incorporated by
reference into the prospectus. A free copy of the prospectus is available by writing Keyport at its Service Office P.O. Box 691, Leesburg, VA 20178 or upon e-mail request through our Internet Service Center website (http://www.AnnuityNet.com) or by calling (877) 569-3789. The prospectus is also available through the SEC website (http://www.sec.gov). In addition, other information regarding the Company and the Separate Account is available at the SEC website and through our Internet Service Center.



                             TABLE OF CONTENTS

                                                                     Page


Keyport Life Insurance Company.........................................2
Variable Annuity Benefits..............................................2
  Variable Annuity Payment Values......................................2
  Re-Allocating Sub-Account Payments...................................3
Custodian..............................................................3
Principal Underwriter..................................................4
Experts................................................................4
Investment Performance.................................................4
  Yield for Rydex U.S. Government Money Market Sub-Account.............5
Financial Statements...................................................6
  Variable Account A...................................................7
  Keyport Life Insurance Company......................................37



The date of this statement of additional information is March   , 2000.



RA2000.SAI

                      KEYPORT LIFE INSURANCE COMPANY


Liberty Mutual Insurance Company ("Liberty Mutual"), a multi-line insurance company, is the ultimate corporate parent of Keyport. Liberty Mutual ultimately controls Keyport through the following intervening holding company subsidiaries: Liberty Mutual Equity Corporation, LFC Holdings Inc., Liberty Financial Companies, Inc. ("LFC") and SteinRoe Services, Inc. Liberty Mutual, as of December 31, 1998, owned, indirectly, approximately 72% of the combined voting power of the outstanding stock of LFC (with the balance being publicly held). For additional information about Keyport, see "Keyport and the Variable Account" in the prospectus.


                         VARIABLE ANNUITY BENEFITS

Variable Annuity Payment Values

For each variable payment option, the total dollar amount of each periodic payment will be equal to the sum of all Sub-Account payments.

The first payment for each Sub-Account will be determined by deducting any applicable state premium taxes and then dividing the remaining value of that Sub-Account by $1,000 and multiplying the result by the greater of:
(a) the applicable factor from the Contract's annuity table for the particular payment option; or (b) the factor currently offered by Keyport at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Keyport uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.


When Keyport first purchased Eligible Fund shares on behalf of the Variable Account, Keyport valued each Annuity Unit for each Sub-Account at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter may increase or decrease and is determined as follows:

   o The total value of Fund shares held in the Sub-account is calculated by multiplying the number of Fund shares owned by the Sub-account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if the record date for such distribution occurs during the Valuation Period; minus

   o The liabilities of the Sub-account at the end of the Valuation Period (such liabilities include daily charges imposed on the Sub-account, and may include a tax charge factor); and the result is divided by

   o The outstanding number of Annuity Units in the Sub-account at the beginning of the Valuation Period. The result is adjusted downward by a factor to reflect the assumed annual investment rate
      (AIR). The AIR for Annuity Units based on the Contract's annuity tables is 5% per year.

With a particular AIR, payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Annuity Asset Charge) is better or worse than the assumed AIR percentage. For example, consider what would happen if the actual annualized investment return is 9%, 5%, 3%, or 0% between the time of the first and second payments. With an actual 9% return, the 5% AIR payments would increase in amount. With an actual 5% return, the 5% AIR payment would stay the same. With an actual return of 3%, the 5% AIR payment would decrease in amount. Finally, with an actual return of 0%, the 5% AIR payments would decrease in amount.


Re-Allocating Sub-Account Payments

The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Keyport to change the Sub-Account(s) used to determine the amount of the variable annuity payments unlimited times every 12 months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 5% and must be a whole number. At the end of the Valuation Period during which Keyport receives the request, Keyport will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.

                                 CUSTODIAN

The custodian of the assets of the Variable Account is State Street Bank and Trust Company a state chartered trust company. Its principal office is at 225 Franklin Street, Boston, Massachusetts.

                           PRINCIPAL UNDERWRITER

The Contract and Contracts, which are offered continuously, are distributed by Keyport Financial Services Corp. ("KFSC"), a wholly-owned subsidiary of Keyport.

                                  EXPERTS

The consolidated financial statements of Keyport Life Insurance Company at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and the financial statements of Keyport Life Insurance Company-Variable Account A at December 31, 1998 and for each of the two years in the period ended December 31, 1998, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                          INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as sales charges or administrative charges) that are deducted directly from Contract values.

Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Stock Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

Average annual total return information shows the average annual compounding percentage change applied to the value of an investment in the Sub-account from the beginning of the measuring period to the end of that period. This average annual total return reflects all historical investment results, less all Sub-account and Contract charges and deductions as required by certain regulatory rules. Average total return is not reduced by any premium taxes. Average total return would be less if these taxes were deducted.

In order to calculate average annual total return, we divide the change in value of a Sub-account under a Contract surrendered on a particular date by a hypothetical $1,000 investment in the Sub-account. We then annualize the resulting total rate for the period to obtain the average annual compounding percentage change during the period.

Yield for Rydex U.S. Government Money Market Sub-Account

Yield percentages for the Rydex U.S. Government Money Market Sub-Account are calculated using the method prescribed by the Securities and Exchange Commission. Yields reflect the deduction of the annual .90% asset-based Contract charges. Yields do not reflect premium tax charges. The yield would be lower if these charges were included. The following is the standardized formula:

Yield equals:   (A - B - 1) x  365
                   C            7

Where:

   A =  the Accumulation Unit value at the end of the 7-day period.

   B =  $0.00.

   C =  the Accumulation Unit value at the beginning of the 7-day period.

The yield formula assumes that the weekly net income generated by an investment in the Rydex U.S. Government Money Market Sub-Account will continue over an entire year.

                           FINANCIAL STATEMENTS

The financial statements of the Variable Account and Keyport Life Insurance Company are included in the statement of additional information. The consolidated financial statements of Keyport Life Insurance Company are provided as relevant to its ability to meet its financial obligations under the Contracts and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

The financial statements for the Variable Account do not reflect the Contract described in the prospectus because as of the date of the financial statements, the sale of the Contract had not yet begun.




                      Report of Independent Auditors


To the Board of Directors of Keyport Life Insurance Company and Contract Owners of Variable Account A


We have audited the accompanying statement of assets and liabilities of Keyport Life Insurance Company-Variable Account A as of December 31, 1998, and the related statement of operations and changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of Keyport Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keyport Life Insurance Company - Variable Account A at December 31, 1998 and the results of its operations and changes in net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles.




Boston, Massachusetts                           /s/Ernst & Young LLP
March 12, 1999

            KEYPORT LIFE INSURANCE COMPANY -VARIABLE ACCOUNT A
                    Statement of Assets and Liabilities
                             December 31, 1998

Assets
 Investments at market value:
  AIM Variable Insurance Funds, Inc.
   AIM Capital Appreciation - 6B  379 shares (cost $8,974)   $      9,554
   AIM Growth Fund - 6E   8,146 shares (cost $186,384)            202,010
   AIM International Equity - 6F 16,572 share (cost $310,852)     325,136

  Alger American Fund
   Alger American Growth Portfolio - 417,273 shares
     (cost $18,676,912)                                        22,207,260
   Alger American Small Capitalization Portfolio - 196,871
     shares (cost $8,130,968)                                   8,656,431

  Alliance Variable Products Series Fund, Inc.
   Alliance Global Bond Portfolio - 927,269 shares
     (cost $10,847,338)                                        11,516,687
   Alliance Premier Growth Portfolio - 1,731,558 shares
     (cost $44,053,572)                                        53,730,245
   Alliance Growth & Income - 25,632 shares (cost $503,344)       559,796
   Alliance Real Estate- 12,184 shares (cost $121,561)            119,161

  MFS Variable Insurance Trust
   MFS Emerging Growth Series - 894,367 shares
     (cost $15,706,134)                                        19,202,062
   MFS Bond Series - 75,777 shares (cost $852,491)                862,341
   MFS Research Series - 1,419,949 shares (cost $23,550,261)   27,050,035

  Manning & Napier Insurance Fund, Inc.
   Manning & Napier Small Cap Portfolio - 311  shares
     (cost $2,986)                                                  2,602
   Manning & Napier Growth Portfolio - 38,370 shares
     (cost $484,706)                                              456,597
   Manning & Napier Equity Portfolio - 257  shares
     (cost $2,687)                                                  3,139

  SteinRoe Variable Investment Trust
   SteinRoe Money Market Fund -  30,900,827 shares
     (cost $30,900,827)                                        30,900,827
   SteinRoe Special Venture Fund - 458,531 shares
     (cost $7,115,633)                                          6,245,190
   SteinRoe Balanced Fund - 3,016,489  shares
     (cost $47,584,545)                                        51,702,622
   SteinRoe Mortgage Securities Fund - 2,386,633 shares
     (cost $25,382,097)                                        25,751,769
   SteinRoe Growth Stock Fund - 714,362 shares
     (cost $25,625,516)                                        31,096,195


  Liberty Variable Investment Trust
   Colonial Growth and Income Fund - 3,024,919 shares
     (cost $47,587,882)                                        49,578,423
   SteinRoe Global Utilities Fund - 1,173,402 shares
     (cost $14,746,249)                                        16,146,012
   Colonial International Fund for Growth - 16,949,331
     shares (cost $33,598,287)                                 33,898,662

   Colonial Strategic Income Fund - 4,422,610 shares
     (cost $50,766,366)                                        49,002,513
   Colonial U.S. Stock Fund - 3,037,545 shares
     (cost $52,955,373)                                        57,075,468
   Colonial High Yield Securities Fund -101,476 shares
     (cost $979,969)                                              944,743
   Colonial Small Cap Value Fund - 5,363 shares
     (cost $42,018)                                                46,067
   Newport Tiger Fund - 2,731,285 shares (cost $5,050,529)      4,288,118
   Liberty All-Star Equity Fund - 3,482,795 shares
     (cost $14,157,767)                                        41,445,264

     Total assets                                             543,024,929

Liabilities
  Due to Keyport Life Insurance Company (Note 2)                  (26,722)

     Net assets                                              $542,998,207

Net assets
  Variable annuity contracts (Note 5)                        $450,011,371
  Annuity reserves (Note 2)                                    70,314,564
  Retained by Keyport Life Insurance Company (Note 2)          22,672,272

     Net assets                                              $542,998,207

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                             AIM Capital       AIM
                         Appreciation - 6B*  Growth - 6E *
                                1998           1998
Income
 Dividends                  $      256   $     8,896
 Expenses (Note 3)
  Mortality and expense
   risk and administrative
   charges                         105         2,217
 Net investment income
   (expense)                       151         6,679
 Realized gain (loss)                1           186
 Unrealized appreciation
   (depreciation) during
   the period                      580        15,627
 Net increase (decrease)
   in net assets from
   operations                      732        22,492

 Purchase payments from
   contract owners               8,742       166,041
 Transfers between accounts         80        13,477
 Contract terminations
   and annuity payouts             -             -
 Other transfers to
   Keyport Life Insurance
   Company                         -             -
 Net increase (decrease)
   in net assets from
   contract transactions         8,822       179,518

 Net assets at
   beginning of period             -             -

 Net assets at end
   of period                $    9,554  $    202,010

              * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                        AIM International      Alger American
                          Equity - 6F *       Growth Portfolio
                              1998            1998          1997
Income
  Dividends               $     1,557    $   922,815    $     7,036
 Expenses (Note 3)
  Mortality and expense
   risk and administrative
   charges                      3,569        283,553         15,446
 Net investment income
   (expense)                   (2,012)       639,262         (8,410)
 Realized gain (loss)             (10)         7,907          4,303
 Unrealized appreciation
   (depreciation) during
   the period                  14,284      3,388,828        142,736
 Net increase (decrease)
   in net assets from
   operations                  12,262      4,035,997        138,629

 Purchase payments from
   contract owners            309,855     10,554,510      2,181,692
 Transfers between accounts     3,019      8,177,650        506,725
 Contract terminations and
   annuity payouts                -       (2,990,747)      (346,642)
 Other transfers to
   Keyport Life Insurance
   Company                        -              -         (138,831)
 Net increase (deacrease)
   in net assets
   from contract
   transactions               312,874     15,741,413      2,202,944

 Net assets at beginning
   of period                      -        2,429,850         88,277

 Net assets at end of
   period                 $   325,136    $22,207,260    $ 2,429,850

             * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                          Alger American Small        Alliance Global
                        Capitalization Portfolio       Bond Portfolio
                             1998        1997        1998         1997
Income
  Dividends              $   512,814  $   19,970  $    85,813  $   46,153
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                    98,963       6,420      138,776      13,195
 Net investment income
   (expense)                 413,851      13,550      (52,963)     32,958
 Realized gain (loss)         (7,450)        884        2,468        (569)
 Unrealized appreciation
   (depreciation) during
   the period                444,946      80,144      668,715         567
 Net increase (decrease) in
   net assets from
   operations                851,347      94,578      618,220      32,956

 Purchase payments from
   contract owners         4,038,589   1,243,346    5,658,084   2,259,490
 Transfers between
   accounts                3,133,840     472,305    5,089,523     122,656
 Contract terminations
   and annuity payouts    (1,107,934)    (37,571)  (1,935,854)   (245,542)
 Other transfers to
   Keyport Life Insurance
   Company                       -      (100,030)         -      (119,789)
 Net increase (decrease)
   in net assets
   from contract
   transactions            6,064,495   1,578,050    8,811,753   2,016,815

 Net assets at beginning
   of period               1,740,589      67,961    2,086,714      36,943

 Net assets at end of
   period                $ 8,656,431  $1,740,589  $11,516,687  $2,086,714

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                               Alliance Premier         Alliance Growth
                               Growth Portfolio            & Income *
                              1998           1997             1998
Income
   Dividends              $     14,979   $      1,673     $         -
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                     676,381         23,650             6,145
 Net investment income
   (expense)                  (661,402)       (21,977)           (6,145)
 Realized gain (loss)              318          1,545               169
 Unrealized appreciation
   (depreciation) during
   the period                9,334,300        342,779            56,451
 Net increase (decrease)
   in net assets from
   operations                8,673,216        322,347            50,475

 Purchase payments from
   contract owners          29,356,134      3,624,819           519,916
 Transfers between
   accounts                 20,346,792        608,727             9,887
 Contract terminations and
   annuity payouts          (8,848,981)      (163,817)          (20,482)
 Other transfers to
   Keyport Life Insurance
   Company                         -         (240,813)              -
 Net increase (decrease)
   in net assets
   from contract
   transactions             40,853,945      3,828,916           509,321

 Net assets at beginning
   of period                 4,203,084         51,821               -

 Net assets at end of
   period                 $ 53,730,245   $  4,203,084     $     559,796

          * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                             Alliance            MFS Emerging
                           Real Estate *        Growth Series
                              1998          1998            1997
Income
   Dividends              $       -      $    43,497    $         -
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                      1,308        241,758           16,111
 Net investment income
   (expense)                   (1,308)      (198,261)         (16,111)
 Realized gain (loss)             (11)        (5,826)           3,701
 Unrealized appreciation
   (depreciation) during
   during the period           (2,401)     3,304,524          192,521
 Net increase (decrease)
   in net assets from
   operations                  (3,720)     3,100,437          180,111

 Purchase payments from
   contract owners            119,542     11,148,879        2,160,760
 Transfers between
   accounts                     3,366      5,908,917          208,009
 Contract terminations and
   annuity payouts                (27)    (3,356,215)         (66,034)
 Other transfers to
   Keyport Life Insurance
   Company                        -              -           (137,696)
 Net increase (decrease)
   in net assets
   from contract
   transactions               122,881     13,701,581        2,165,039

 Net assets at beginning
   of period                      -        2,400,044           54,894

 Net assets at end of
   period                 $   119,161    $19,202,062    $   2,400,044

        * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                         MFS Bond Series *   MFS Research Series
                             1998           1998            1997
Income
   Dividends              $      -       $   209,197    $      -
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                     9,466         324,618        37,551
 Net investment income
   (expense)                  (9,466)       (115,421)      (37,551)
 Realized gain (loss)             69           4,725         9,594
 Unrealized appreciation
   (depreciation) during
   during the period           9,849       3,157,773       343,416
 Net increase (decrease)
   in net assets from
   operations                    452       3,047,077       315,459

 Purchase payments from
   contract owners           805,355      12,688,545     5,140,002
 Transfers between
   accounts                   56,588       9,878,627       522,262
 Contract terminations and
   annuity payouts               (54)     (4,099,205)     (237,046)
 Other transfers to
   Keyport Life Insurance
   Company                       -               -        (317,380)
 Net increase (decrease)
   in net assets
   from contract
   transactions              861,889      18,467,967     5,107,838

 Net assets at beginning
   of period                     -         5,534,991       111,694

 Net assets at end of
   period                 $  862,341     $27,050,035    $ 5,534,991

                * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                             Manning & Napier     Manning & Napier
                            Small Cap Portfolio   Growth Portfolio
                               1998         1997        1998
Income
   Dividends                $      517   $     -     $    17,491
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                          29         22          5,012
 Net investment income
   (expense)                       488        (22)        12,479
 Realized gain (loss)                3         -              (7)
 Unrealized appreciation
   (depreciation) during
   during the period              (856)       348        (28,108)
 Net increase (decrease)
   in net assets from
   operations                     (365)       326        (15,636)

 Purchase payments from
   contract owners                  -          -         466,902
 Transfers between
   accounts                     (2,320)     2,635          5,331
 Contract terminations and
   annuity payouts                  -          -              -
 Other transfers to
   Keyport Life Insurance
   Company                          -        (309)            -
 Net increase (decrease)
   in net assets
   from contract
   transactions                 (2,320)     2,326        472,233

 Net assets at beginning
   of period                     5,287      2,635             -

 Net assets at end of
   period                   $    2,602   $  5,287    $   456,597

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                           Manning & Napier        SteinRoe Money
                           Equity Portfolio          Market Fund
                            1998      1997       1998         1997
Income
   Dividends              $    200  $    11  $   103,247  $    88,861
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                      34       21    1,055,552       22,431
 Net investment income
   (expense)                   166      (10)    (952,305)      66,430
 Realized gain (loss)            6       -            -            -
 Unrealized appreciation
   (depreciation) during
   during the period           (96)     533           -            -
 Net increase (decrease)
   in net assets from
   operations                   76      523     (952,305)      66,430

 Purchase payments from
   contract owners              -        -    26,805,829    4,086,249
 Transfers between
   accounts                 (2,226)   2,537    9,997,765     (248,406)
 Contract terminations and
   annuity payouts              -        -    (8,183,303)    (507,784)
 Other transfers to
   Keyport Life Insurance
   Company                      -      (309)          -      (185,241)
 Net increase (decrease)
   in net assets
   from contract
   transactions             (2,226)   2,228   28,620,291    3,144,818

 Net assets at beginning
   of period                 5,289    2,538    3,232,841       21,593

 Net assets at end of
   period                 $  3,139  $ 5,289  $30,900,827  $ 3,232,841

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                             SteinRoe Special             SteinRoe
                               Venture Fund             Balanced Fund
                             1998         1997       1998          1997
Income
   Dividends              $       -   $  272,821  $       -    $  562,770
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                    62,279      19,873      431,783      70,541
 Net investment income
   (expense)                 (62,279)    252,948     (431,783)    492,229
 Realized gain (loss)        145,327       2,563      408,403      38,346
 Unrealized appreciation
   (depreciation) during
   during the period        (699,035)   (171,408)   3,944,917     173,160
 Net increase (decrease)
   in net assets from
   operations               (615,987)     84,103    3,921,537     703,735

 Purchase payments from
   contract owners         3,375,836   2,598,769   22,947,236   9,462,383
 Transfers between
   accounts                1,244,874     311,872   17,871,316     191,572
 Contract terminations and
   annuity payouts          (445,514)   (213,965)  (2,320,956)   (672,546)
 Other transfers to
   Keyport Life Insurance
   Company                        -     (153,750)          -     (531,642)
 Net increase (decrease)
   in net assets
   from contract
   transactions            4,175,196   2,542,926   38,497,596   8,449,767

 Net assets at beginning
   of period               2,685,981      58,952    9,283,489     129,987

 Net assets at end of
   period                 $6,245,190  $2,685,981  $51,702,622  $9,283,489

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                            SteinRoe Mortgage         SteinRoe Growth
                             Securities Fund             Stock Fund
                            1998          1997       1998         1997
Income
   Dividends             $        -   $       -   $       -    $   55,649
Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                   250,260      39,014      268,921      18,450
 Net investment income
   (expense)                (250,260)    (39,014)    (268,921)     37,199
 Realized gain (loss)        (21,858)      5,479    1,110,012       7,640
 Unrealized appreciation
   (depreciation) during
   during the period         146,629     232,370    5,175,373     295,306
 Net increase (decrease)
   in net assets from
   operations               (125,489)    198,835    6,016,464     340,145

 Purchase payments from
   contract owners        11,312,207   4,838,331   16,066,184   1,911,470
 Transfers between
   Accounts               10,917,911     880,659    7,673,007     354,426
 Contract terminations and
   annuity payouts        (1,600,632)   (484,716)  (1,063,029)    (88,499)
 Other transfers to
   Keyport Life Insurance
   Company                        -     (300,709)          -     (137,696)
 Net increase (decrease)
   in net assets
   from contract
   transactions           20,629,486   4,933,565   22,676,162   2,039,701

 Net assets at beginning
   of period               5,247,772     115,372    2,403,569      23,723

 Net assets at end of
   period                $25,751,769  $5,247,772  $31,096,195  $2,403,569

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                             Colonial Growth           SteinRoe Global
                             and Income Fund           Utilities Fund
                             1998        1997        1998          1997
Income
   Dividends             $ 1,866,557 $ 1,106,861  $   253,744  $  180,945
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                   489,409      85,976      158,679      16,814
Net investment income
   (expense)               1,377,148   1,020,885       95,065     164,131
 Realized gain (loss)         56,210       1,229       17,820      14,318
 Unrealized appreciation
   (depreciation) during
   during the period       1,591,420     415,501    1,289,332     111,657
 Net increase (decrease)
   in net assets from
   operations              3,024,778   1,437,615    1,402,217     290,106

 Purchase payments from
   contract owners        21,519,326  10,591,566    7,058,523   2,094,656
 Transfers between
   accounts               16,633,854     521,716    6,141,991     305,113
 Contract terminations and
   annuity payouts        (2,946,314)   (814,237)    (821,372)   (217,417)
 Other transfers to
   Keyport Life Insurance
   Company                   (18,401)   (650,196)      (2,232)   (135,226)
 Net increase (decrease)
   in net assets
   from contract
   transactions           35,188,465   9,648,849   12,376,910   2,047,126

 Net assets at beginning
   of period              11,346,779     260,315    2,364,653      27,421

 Net assets at end of
   period                $49,560,022 $11,346,779  $16,143,780  $2,364,653

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                          Colonial International    Colonial Strategic
                              Fund for Growth           Income Fund
                            1998           1997     1998          1997
Income
   Dividends             $   127,229 $   403,055 $ 2,985,885  $   422,411
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                   326,216      73,074     483,306       65,183
 Net investment income
   (expense)                (198,987)    329,981   2,502,579      357,228
 Realized gain (loss)          1,670      (1,137)     (1,086)       1,156
 Unrealized appreciation
   (depreciation) during
   during the period       1,116,168    (807,565) (1,746,749)       2,913
 Net increase (decrease)
   in net assets from
   operations                918,851    (478,721)    754,744      361,297

 Purchase payments from
   contract owners        14,230,002   9,865,737  22,100,729    9,201,396
 Transfers between
   accounts               10,942,976   1,900,319  20,425,398      697,296
 Contract terminations and
   annuity payouts        (2,278,286)   (758,352) (3,326,987)    (908,548)
 Other transfers to
   Keyport Life Insurance
   Company                      (639)   (577,952)         -      (518,675)
 Net increase (decrease)
   in net assets
   from contract
   transactions           22,894,053  10,429,752  39,199,140    8,471,469

 Net assets at beginning
   of period              10,085,119     134,088   9,048,629      215,863

 Net assets at end of
   period                $33,898,023 $10,085,119 $49,002,513  $ 9,048,629

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                                    Colonial U.S.    Colonial High Yield
                                     Stock Fund        Securities Fund *
                                1998           1997          1998
Income
   Dividends                $  2,277,895   $    930,220   $   43,741
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                       556,819         77,827       10,850
 Net investment income
   (expense)                   1,721,076        852,393       32,891
 Realized gain (loss)            102,275         12,679          158
 Unrealized appreciation
   (depreciation) during
   during the period           3,613,148        514,911      (35,226)
 Net increase (decrease)
   in net assets from
   operations                  5,436,499      1,379,983       (2,177)

 Purchase payments from
   contract owners            27,320,953      8,438,980    1,001,169
 Transfers between
   accounts                   16,723,140      1,833,702      (17,492)
 Contract terminations and
   annuity payouts            (2,966,899)      (621,133)     (36,757)
 Other transfers to
   Keyport Life Insurance
   Company                        (4,860)      (605,245)         (47)
 Net increase
   in net assets
   from contract
   transactions               41,072,334      9,046,304      946,873

 Net assets at beginning
   of period                  10,561,775        135,488           -

 Net assets at end of
   period                   $ 57,070,608   $ 10,561,775   $  944,696

              * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                         Colonial Small Cap
                             Value Fund *       Newport Tiger Fund
                                1998          1998            1997
Income
   Dividends                $       438   $     80,691   $     14,295
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                          506         48,602         18,422
 Net investment income
   (expense)                        (68)        32,089         (4,127)
 Realized gain (loss)               121         12,183        (22,847)
 Unrealized appreciation
   (depreciation) during
   during the period              4,049       (310,542)      (450,812)
 Net increase (decrease)
   in net assets from
   operations                     4,102       (266,270)      (477,786)

 Purchase payments from
   contract owners               38,722      1,541,776      2,256,281
 Transfers between
   accounts                       3,243      1,412,702        372,400
 Contract terminations and
   annuity payouts                   -        (474,114)       (54,826)
 Other transfers to
   Keyport Life Insurance
   Company                          (12)            -        (118,554)
 Net increase (decrease)
   in net assets
   from contract
   transactions                  41,953      2,480,364      2,455,301

 Net assets at beginning
   of period                         -       2,074,024         96,509

 Net assets at end of
   Period                   $    46,055   $  4,288,118   $  2,074,024

            * Commenced operations May 19, 1998

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                                     Liberty All-Star Equity Fund
                                       1998                 1997
Income
   Dividends                       $     173,281      $      21,113
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                               235,064                913
 Net investment income
   (expense)                             (61,783)            20,200
 Realized gain (loss)                    152,083                -
 Unrealized appreciation
   (depreciation) during
   during the period                   5,074,612            145,370
 Net increase (decrease)
   in net assets from
   operations                          5,164,912            165,570

 Purchase payments from
   contract owners                    11,242,834            722,965
 Transfers between
   accounts                            7,882,616         21,357,812
 Contract terminations and
   annuity payouts                    (3,871,455)           (15,331)
 Other transfers to
   Keyport Life Insurance
   Company                                  (531)        (1,204,659)
 Net increase (decrease)
   in net assets from
   contract transactions              15,253,464         20,860,787

 Net assets at beginning
   of period                          21,026,357                -

 Net assets at end of
   Period                          $  41,444,733   $     21,026,357

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
             Statement of Operations and Changes in Net Assets
              For the Years Ended December 31, 1998 and 1997


                                        Total             Total
                                        1998               1997
Income
   Dividends                       $   9,730,740      $   4,133,844
 Expenses (Note 3)
   Mortality and expense
   risk and administrative
   charges                             6,170,180            620,934
 Net investment income
   (expense)                           3,560,560          3,512,910
 Realized gain (loss)                  1,985,866             78,884
 Unrealized appreciation
   (depreciation) during
   during the period                  39,528,512          1,564,447
 Net increase (decrease)
   in net assets from
   operations                         45,074,938          5,156,241

 Purchase payments from
   contract owners                   262,402,420         82,678,892
 Transfers between
   accounts                          180,475,852         30,924,337
 Contract terminations and
   annuity payouts                   (52,695,117)        (6,454,006)
 Other transfers to
   Keyport Life Insurance
   Company                               (26,722)        (6,174,702)
 Net increase (decrease)
   in net assets from contract
   transactions                      390,156,433        100,974,521

 Net assets at beginning
   of period                         107,766,836          1,636,074

 Net assets at end of
   period                          $ 542,998,207      $ 107,766,836

                          See accompanying notes.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                       Notes to Financial Statements
                             December 31, 1998

1.  Organization

Variable Account A (the "Variable Account"), was established on January 30, 1996 as a segregated investment account of Keyport Life Insurance Company (the "Company"). The Variable Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940 and invests in shares of eligible funds. The Variable Account is a funding vehicle for group and individual variable annuity contracts. The Variable Account currently offers three contracts: Keyport Advisor Variable Annuity, Keyport Advisor Vista Variable Annuity and Manning & Napier Variable Annuity, distinguished principally by the level of expenses, surrender charges, and eligible fund options. The three contracts and their respective eligible fund options are as follows:

Keyport Advisor Variable Annuity   Keyport Advisor Vista Variable Annuity

Alger American Fund:               AIM:
  Alger American Growth Portfolio    AIM Capital Appreciation Fund
  Alger American Small               AIM Growth Fund
    Capitalization Portfolio         AIM International Equity Fund

MFS Variable Insurance Trust:      MFS Variable Insurance Trust:
  MFS Emerging Growth Series         MFS Emerging Growth Series
  MFS Research Series                MFS Research Series
                                     MFS Bond Series

SteinRoe Variable Investment       SteinRoe Variable Investment
     Trust (SRVIT):                     Trust (SRVIT):
  SteinRoe Money Market Fund         SteinRoe Money Market Fund
  SteinRoe Special Venture Fund      SteinRoe Special Venture Fund
  SteinRoe Balanced Fund             SteinRoe Balanced Fund
  SteinRoe Mortgaged Securities      SteinRoe Growth Stock Fund
      Fund
  SteinRoe Growth Stock Fund

Liberty Variable Investment        Liberty Variable Investment
     Trust (LVIT):                      Trust (LVIT):
  Colonial Growth and Income Fund    Colonial Growth and Income Fund
  SteinRoe Global Utilities Fund     SteinRoe Global Utilities Fund
  Colonial International Fund        Colonial Strategic Income Fund
      for Growth
  Colonial Strategic Income Fund     Colonial U.S. Stock Fund
  Colonial U.S. Stock Fund           Liberty All-Star Equity Fund
  Newport Tiger Fund                 Colonial Small Cap Value Fund
  Liberty All-Star Equity Fund       Colonial High Yield Securities Fund

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

1.  Organization (continued)

Alliance Variable Products         Alliance Variable Products
     Series Fund, Inc:                  Series Fund, Inc:
  Alliance Global Bond Portfolio     Alliance Global Bond Portfolio
  Alliance Premier Growth Portfolio  Alliance Premier Growth Portfolio
                                     Alliance Growth and Income Portfolio
                                     Alliance Real Estate Portfolio

                     Manning & Napier Variable Annuity

Manning & Napier Insurance Fund,   SteinRoe Variable Investment
      Inc:                             Trust (SRVIT):
  Manning & Napier Small Cap       SteinRoe Money Market Fund
     Portfolio
  Manning & Napier Equity Portfolio
  Manning & Napier Moderate Growth
     Portfolio
  Manning & Napier Growth Portfolio
  Manning & Napier Maximum Horizon
     Portfolio
  Manning & Napier Bond Portfolio

On November 15, 1997, the fund names for Cash Income Fund, Capital Appreciation Fund, Managed Assets Fund, Mortgage Securities Income Fund and Managed Growth Stock Fund were changed to SteinRoe Money Market Fund, SteinRoe Special Venture Fund, SteinRoe Balanced Fund, SteinRoe Mortgage Securities Fund and SteinRoe Growth Stock Fund, respectively. Also on November 15, 1997, the fund names for Colonial-Keyport Growth and Income Fund, Colonial-Keyport Utilities Fund, Colonial-Keyport International Fund for Growth, Colonial-Keyport U.S. Stock Fund, Colonial-Keyport Strategic Income Fund and Newport-Keyport Tiger Fund were changed to Colonial Growth and Income Fund, SteinRoe Global Utilities Fund, Colonial International Fund for Growth, Colonial U.S. Stock Fund, Colonial Strategic Income Fund and Newport Tiger Fund, respectively.


            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

2.  Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the Variable Account. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Shares of the eligible funds are sold to the Variable Account at the reported net asset values. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on sales of investments are computed on the basis of identified cost of the investments sold.

Annuity reserves are computed for contracts in the income stage according to the 1983a Individual Annuity Mortality Table. The assumed investment rate is either 3.0%, 4.0%, 5.0% or 6.0% unless the annuitant elects otherwise, in which case the rate may vary from 3.0% to 6.0%, as regulated by the laws of the respective states. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Variable Account by the Company.

Amounts due to Keyport Life Insurance Company represent mortality and expense risk charges earned by the Company in 1998 but not transferred to the Company until January 1999.

The net assets retained by the Company represent seed money shares invested in certain sub-accounts required to commence operations. The seed money is stated at market value (shares multiplied by net asset value per share).

The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code. The Company anticipates no tax liability resulting from the operations of the Variable Account. Therefore, no provision for income taxes has been charged against the Variable Account.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

3.  Expenses

Keyport Advisor Variable Annuity
There are no deductions made from purchase payments for sales charges at the time of purchase. In the event of a contract termination, a contingent deferred sales charge, based on a graded table of charges, is deducted. An annual contract maintenance charge of $36 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value. A daily deduction is also made for distribution costs incurred by the Company at an effective annual rate of 0.15% of contract value. For the Contact series Keyport Advisor Employee, the effective annual rate for daily deductions for the assumption of mortality and expense risk is 0.35%; no other charges apply.

Keyport Advisor Vista Variable Annuity
There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. Daily deductions are made from each sub-account for administrative charges incurred by the Company at an effective annual rate of 0.15% of contract value. A daily deduction is also made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value.

Manning & Napier Variable Annuity
There are no deductions from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. An annual contract maintenance charge of $35 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 0.35% of contract value.

4.  Affiliated Company Transactions

Administrative services necessary for the operation of the Variable Account are provided by the Company. The Company has absorbed all organizational expenses including the fees of registering the Variable Account and its contracts for distribution under federal and state securities laws. SteinRoe & Farnham, Inc., an affiliate of the Company, is the investment advisor to the SRVIT. Liberty Advisory Services Corporation (formerly Keyport Advisory Services Corporation), a wholly-owned subsidiary of the Company, is the investment advisor to the LVIT. Colonial Management Associates, Inc., an affiliate of the Company, is the investment sub-advisor to the LVIT. Keyport Financial Services Corp., a wholly-owned subsidiary of the Company, is the principal underwriter for SRVIT and LVIT. The investment advisors' compensation is derived from the mutual funds.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

5.  Unit Values

A summary of the accumulation unit values at December 31, 1998 and 1997 and the accumulation units and dollar value outstanding at December 31, 1998 are as follows:

                            1997        1998
                            UNIT        UNIT
                            VALUE       VALUE       UNITS       DOLLARS
AIM Capital Appreciation-6B
  Keyport Advisor       $    -     $11.091130        861.4364 $      9,554

AIM Growth-6E
  Keyport Advisor            -      11.815758     17,096.6941      202,010

AIM International Equity-6F
  Keyport Advisor            -       9.997160     32,522.8614      325,136

Alger American Growth Portfolio
  Keyport Advisor        12.277190  17.928398  1,103,432.8049   19,782,782
  Employee               12.187513  17.983223      1,914.4441       34,428

Alger American Small Capitalization
    Portfolio
  Keyport Advisor        11.133567  12.685024    650,319.3977    8,249,317
  Employee               11.771178  13.551674        432.3430        5,859

Alliance Global Bond Portfolio
  Keyport Advisor         9.811315  11.041874    915,526.8212   10,109,132
  Employee                   -      11.181656        383.4832        4,288

Alliance Premier Growth Portfolio
  Keyport Advisor        13.462574  19.645990  2,327,577.4645   45,727,564
  Employee               12.945664  19.088868      2,958.3078       56,471

Alliance Growth and Income
  Keyport Advisor            -      10.894009     51,385.6475      559,796

Alliance Real Estate
  Keyport Advisor            -       9.019247     13,211.8612      119,161

MFS Emerging Growth Series
  Keyport Advisor        11.680929  15.454973  1,086,256.0143   16,788,057
  Employee               12.487521  16.694809        619.5099       10,343

MFS Bond Series
  Keyport Advisor            -      10.239799     84,214.6343      862,341

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

5.  Unit Values (continued)

                             1997        1998
                             UNIT        UNIT
                             VALUE       VALUE        UNITS     DOLLARS

MFS Research Series
  Keyport Advisor       $11.834080 $14.399988  1,664,674.5376 $ 23,971,293
  Employee               11.567760  14.223009      3,123.5295       44,426

Manning & Napier Small Cap Portfolio
  Keyport Advisor        12.088643  10.699340        243.1847        2,602

Manning & Napier Growth Portfolio
  Keyport Advisor            -      12.379316     36,883.8781      456,597

Manning & Napier Equity Portfolio
  Keyport Advisor        12.774188  13.198760        237.8007        3,139

SteinRoe Money Market Fund
  Keyport Advisor        13.780309  14.283805  1,742,448.8501   24,888,800
  Employee               12.034296  12.604414      6,213.5562       78,318

SteinRoe Special Venture Fund
  Keyport Advisor        31.085014  25.351276    223,806.7602    5,673,787
  Employee               18.887039  15.564461        391.6231        6,095

SteinRoe Balanced Fund
  Keyport Advisor        24.497018  27.188237  1,446,829.6572   39,336,748
  Employee               16.476867  18.478127        807.1616       14,915

SteinRoe Mortgage Securities Fund
  Keyport Advisor        17.874172  18.825527  1,211,091.8612   22,799,443
  Employee               12.883061  13.710621      1,058.3586       14,511

SteinRoe Growth Stock Fund
  Keyport Advisor        35.538075  44.828835    546,511.6514   24,499,481
  Employee               22.305278  28.430479      3,262.4030       92,752

Colonial Growth and Income Fund
  Keyport Advisor        19.353674  21.211314  2,102,020.4011   44,586,615
  Employee               20.146127  22.310588      1,194.7965       26,657

SteinRoe Global Utilities Fund
  Keyport Advisor        15.358133  17.923199    806,561.9426   14,456,170
  Employee                   -      18.759647        164.3084        3,082

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

5.  Unit Values (continued)

                             1997        1998
                             UNIT        UNIT
                             VALUE       VALUE        UNITS     DOLLARS

Colonial International Fund for Growth
  Keyport Advisor       $ 9.659572 $10.761067  2,761,741.6836 $ 29,719,287
  Employee               10.293313  11.586890      2,057.0416       23,835

Colonial Strategic Income Fund
  Keyport Advisor        13.615795  14.237231  3,092,643.1072   44,030,674
  Employee               14.021213  14.814437        636.8757        9,435

Colonial U.S. Stock Fund
  Keyport Advisor        20.780533  24.622292  2,060,242.3319   50,727,888
  Employee               21.635681  25.903402      1,321.7928       34,239

Colonial High Yield Securities
  Keyport Advisor            -       9.631230    102,633.1246      988,483

Colonial Small Cap Value Fund
  Keyport Advisor            -       8.575210      5,370.6959       46,055

Newport Tiger Fund
  Keyport Advisor         8.525525   7.866774    521,030.1518    4,098,826
  Employee                8.765513   8.172929      4,469.8347       36,532

Liberty All-Star Equity Fund
  Keyport Advisor        10.063176  11.777423  1,394,638.6613   16,425,249
  Employee               10.075780  11.915401      5,807.4774       69,198

                                              26,038,832.7658 $450,011,371

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

6.  Purchases and Sales of Securities

The cost of shares purchased and proceeds from shares sold by the Variable Account during 1998 are shown below:

                                         Purchases              Sales

AIM Capital Appreciation - 6B       $        8,997         $           24

AIM Growth - 6E                            192,343                  6,147

AIM International Equity - 6F              312,571                  1,709

Alger American Growth Portfolio         17,182,815                941,072

Alger American Small Capitalization
    Portfolio                            6,829,586                451,269

Alliance Global Bond Portfolio           9,182,811                543,827

Alliance Premier Growth Portfolio       42,254,206              2,302,476

Alliance Growth and Income                 528,772                 25,596

Alliance Real Estate                       121,919                    347

MFS Emerging Growth Series              14,777,330              1,411,705

MFS Bond Series                            863,244                 10,821

MFS Research Series                     19,677,337              1,642,172

Manning & Napier Small Cap Portfolio         3,009                     18

Manning & Napier Growth Portfolio          485,786                  1,073

Manning & Napier Equity Portfolio            2,711                     23

SteinRoe Money Market Fund              41,383,620             10,152,019

SteinRoe Special Venture Fund           11,879,516              5,284,823

SteinRoe Balanced Fund                  66,781,830             17,269,655

SteinRoe Mortgage Securities Fund       29,604,372              4,154,248

SteinRoe Growth Stock Fund              41,670,295             17,341,072

Colonial Growth and Income Fund         50,228,069              2,430,114


            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

6.  Purchases and Sales of Securities (continued)

                                         Purchases              Sales

SteinRoe Global Utilities Fund      $   15,439,356         $      817,592

Colonial International Fund for Growth  30,809,137                598,224

Colonial Strategic Income Fund          51,823,162              1,328,497

Colonial U.S. Stock Fund                56,526,340              2,993,719

Colonial High Yield Securities           1,013,502                 33,691

Colonial Small Cap Value Fund               47,532                  5,635

Newport Tiger Fund                       6,191,798                474,299

Liberty All-Star Equity Fund            15,682,517              1,542,053

                                    $  531,504,483         $   71,763,920


            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

7.  Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Variable Account satisfies the current requirements of the regulations, and it intends that the Variable Account will continue to meet such requirements.

8.  Year 2000 (Unaudited)

The Variable Account, like other business organizations and individuals, would be adversely affected if the Company's computer systems and those of its service providers do not properly process and calculate date related information and data from and after January 1, 2000. Many of these systems are not presently Year 2000 compliant. These systems use programs that were designed and developed without considering the impact of the upcoming change in the century. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The Company's business, financial condition and results of operations could be materially and adversely affected by the failure of the Company's systems and applications (and those operated by third parties interfacing with the Company's systems and applications) to properly operate or manage these dates.

In addressing the Year 2000 issue, the Company has completed an inventory of its computer programs and assessed its Year 2000 readiness. The Company's computer programs include internally developed programs, third-party purchased programs and third-party custom developed programs. For programs which were identified as not being Year 2000 ready, the Company has implemented a remedial plan which includes repairing or replacing the programs and appropriate testing for Year 2000. The remediation plan is substantially complete and is currently in the final testing phase. The Company also identified its non-information technology systems with respect to Year 2000 issues. The Company initiated remediation efforts in this area and expects to complete this phase during 1999.

            KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A
                 Notes to Financial Statements (continued)

8.  Year 2000 (Unaudited) (continued)

In addition, the Company has initiated communication with significant financial institutions, distributors, suppliers and others with which it does business to determine the extent to which the Company's systems are vulnerable by the failure of others to remediate their own Year 2000
issues.   The Company has received feedback from such parties and is in the process of independently confirming information received from other parties with respect to their year 2000 issues. The Company is developing, and will continue to develop, contingency plans for dealing with any adverse effects that become likely in the event the Company's remediation plans are not successful or third parties fail to remediate their own Year 2000 issues. The Company expects contingency planning to be substantially complete by June 1999. If necessary modifications and conversions are not made, or are not timely completed, or if the systems of the companies on which the Company's interface system relies are not timely converted, the Year 2000 issues could have a material impact on the financial condition and results of operations of the Company. However, the Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems.





                      Report of Independent Auditors



The Board of Directors
Keyport Life Insurance Company


We have audited the consolidated balance sheet of Keyport Life Insurance Company as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





                                            /s/Ernst & Young LLP
Boston, Massachusetts
January 28, 1999


                      KEYPORT LIFE INSURANCE COMPANY

                        CONSOLIDATED BALANCE SHEET
                              (in thousands)

                                                   December 31,
               ASSETS                      1998                 1997

Cash and investments:
  Fixed maturities available for sale
   sale (amortized cost: 1998  -
   $11,174,697; 1997 - $10,981,618)     $11,277,204        $11,246,539
  Equity securities (cost: 1998 -
   $21,836;  1997 - $21,950)                 24,649             40,856
  Mortgage loans                             55,117             60,662
  Policy loans                              578,770            554,681
  Other invested assets                     662,513            440,773
  Cash and cash equivalents                 719,625          1,162,347
     Total cash and investments          13,317,878         13,505,858

Accrued investment income                   160,950            165,035
Deferred policy acquisition costs           340,957            232,039
Value of insurance in force                  66,636             53,298
Income taxes recoverable                     31,909             22,537
Intangible assets                            18,082             18,058
Receivable for investments sold              37,936              1,398
Other assets                                 35,345             14,777
Separate account assets                   1,765,538          1,329,189

     Total assets                       $15,775,231        $15,342,189

   LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
  Policy liabilities                    $12,504,081       $12,086,076
  Deferred income taxes                     143,596           133,003
  Payable for investments purchased
     and loaned                             240,440           722,116
  Other liabilities                          28,312            34,015
  Separate account liabilities            1,723,205         1,263,958
     Total liabilities                   14,639,634        14,239,168

Stockholder's equity:
  Common stock, $1.25 par value;
     authorized 8,000 shares; issued
     and outstanding 2,412 shares             3,015            3,015
  Additional paid-in capital                505,933          505,933
  Retained earnings                         600,396          511,796
  Accumulated other comprehensive income     26,253           82,277
     Total stockholder's equity           1,135,597        1,103,021

     Total liabilities and
         stockholder's equity           $15,775,231      $15,342,189

                          See accompanying notes.


                      KEYPORT LIFE INSURANCE COMPANY

                       CONSOLIDATED INCOME STATEMENT
                              (in thousands)

                                         Year ended December 31,
                                  1998            1997            1996

Revenues:
  Net investment income        $ 815,226       $ 847,048      $ 790,365
  Interest credited to
    policyholders               (562,238)       (594,084)      (572,719)
  Investment spread              252,988         252,964        217,646
  Net realized investment
    gains                            785          24,723          5,509
  Fee income:
    Surrender charges             17,487          15,968         14,934
    Separate account fees         20,589          17,124         15,987
    Management fees                4,760           3,261          2,613
  Total fee income                42,836          36,353         33,534

Expenses:
  Policy benefits                 (2,880)         (3,924)        (3,477)
  Operating expenses             (53,544)        (49,941)       (43,815)
  Amortization of deferred
    policy acquisition costs     (69,172)        (75,906)       (60,225)
Amortization of value of
    insurance in force            (8,238)        (10,490)       (10,196)
  Amortization of intangible
    Assets                        (1,256)         (1,128)        (1,130)
Total expenses                  (135,090)       (141,389)      (118,843)

Income before income taxes       161,519         172,651        137,846
Income taxes                     (52,919)        (59,090)       (47,222)

           Net income          $ 108,600       $ 113,561      $  90,624

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

              CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                              (in thousands)

                                                    Accumulated
                             Additional                Other
                     Common   Paid-in     Retained Comprehensive
                     Stock    Capital     Earnings    Income     Total

Balance,
 January 1, 1996      $3,015  $505,933   $307,611    $ 85,772 $  902,331

Comprehensive income
 Net income                              90,624        -        90,624
 Other comprehensive
   income, net of tax
  Net unrealized
   investment losses                       -        (12,173)   (12,173)
Comprehensive income                                              78,451

Balance,
 December 31, 1996     3,015   505,933    398,235      73,599    980,782

Comprehensive income
 Net income                             113,561        -       113,561
 Other comprehensive
   income, net of tax
     Net unrealized
      investment gains                               8,678      8,678
Comprehensive income                                            122,239

Balance,
 December 31, 1997     3,015   505,933    511,796      82,277  1,103,021

Comprehensive income
 Net income                             108,600        -       108,600
 Other comprehensive
   income, net of tax
     Net unrealized
      investment losses                    -        (56,024)   (56,024)
Comprehensive income                                              52,576

Dividends paid                          (20,000)       -       (20,000)

Balance,
 December 31, 1998    $3,015   $505,933  $600,396    $ 26,253 $1,135,597

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

                   CONSOLIDATED STATEMENT OF CASH FLOWS
                              (in thousands)

                                         Year ended December 31
                                     1998          1997         1996
Cash flows from operating
 activities:
  Net income                     $   108,600   $   113,561   $    90,624
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
     Interest credited to
       policyholders                 562,238       594,084       572,719
     Net realized investment
       gains                            (785)      (24,723)       (5,509)
     Amortization of value of
       insurance in force and
       intangible assets               9,494        11,618        11,326
     Net amortization on
       investments                    75,418        29,862       (29,088)
     Change in deferred policy
       acquisition costs             (33,687)      (10,252)      (24,403)
     Change in current and
       deferred income taxes           1,112        71,919         7,263
     Net change in other assets
       and liabilities               (53,786)        7,959       (41,012)
         Net cash provided by
           operating activities      668,604       794,028       581,920

Cash flows from investing
 activities:
  Investments purchased -
    available for sale            (6,789,048)   (4,548,374)   (4,365,399)
  Investments sold -
    available for sale             5,405,955     2,563,465     1,714,023
  Investments matured -
    available for sale             1,273,478     1,531,693     1,387,664
  Increase in policy loans           (24,089)      (21,888)      (34,467)
  Decrease in mortgage loans           5,545         6,343         7,500
  Other invested assets sold
    (purchased), net                  21,395       (48,921)     (130,087)
  Purchases of property and
    Equipment, net                    (4,953)       (6,213)       (1,622)
  Value of business acquired,
    net of cash                       (3,999)         -          (30,865)
       Net cash used in
         investing activities       (115,716)     (523,895)   (1,453,253)

Cash flows from financing
 activities:
  Withdrawals from policyholder
    accounts                      (1,690,035)   (1,320,837)   (1,154,087)
  Deposits to policyholder
    accounts                       1,224,991       950,472     2,134,504
  Dividends paid                     (20,000)         -             -
  Securities lending                (510,566)      495,194      (119,083)
       Net cash (used in) provided
         by financing activities    (995,610)      124,829       861,334

Change in cash and
  cash equivalents                  (442,722)      394,962        (9,999)
Cash and cash equivalents
  at beginning of year             1,162,347       767,385       777,384

Cash and cash equivalents at
  end of year                    $   719,625   $ 1,162,347   $   767,385

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

                Notes to Consolidated Financial Statements

                             December 31, 1998

1.  Accounting Policies

Organization

Keyport Life Insurance Company offers a diversified line of fixed, indexed, and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents, and security dealers throughout the United States.

The   Company   is  a  wholly  owned  subsidiary  of  Stein  Roe   Services
Incorporated ("Stein Roe"). Stein Roe is a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial") which is a majority owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

Principles of Consolidation

The consolidated financial statements include Keyport Life Insurance Company and its wholly owned subsidiaries, Independence Life and Annuity
Company ("Independence Life"), Keyport Benefit Life Insurance Company ("Keyport Benefit"), Liberty Advisory Services Corp., and Keyport Financial Services Corp., (collectively the "Company").

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and after-tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs and value of insurance in force) are reported as a separate component of accumulated other comprehensive income. The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for amortization of deferred policy acquisition costs and value of insurance in force.

                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)

1.  Accounting Policies (continued)

For the mortgage backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments and any resulting adjustment is included in investment income.

Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest. Partnerships are accounted for by using the equity method of accounting. Partnership investments totaled $126.8 million and $117.3 million at December 31, 1998 and 1997, respectively.

Derivatives

The Company uses interest rate swap and cap agreements to manage its interest rate risk and call options and futures on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") to hedge its obligations to provide returns based upon this index.

The Company utilizes interest rate swap agreements ("swap agreements") and interest rate cap agreements ("cap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest rates credited to policyholders.

Cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional balance) to hedge against rising interest rates.
                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)

1.  Accounting Policies (continued)

Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest rate or price risk, designates the instruments as hedges, and assesses whether the instruments reduce the indicated risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period. From time to time, interest rate swap agreements, cap agreements and call options are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Conversely, if the terminated position was not accounted for as a hedge, or if the assets and liabilities that were hedged no longer exist, the position is "marked to market" and realized gains or losses are immediately recognized in income.

The net differential to be paid or received on interest rate swap agreements is recognized as a component of net investment income. Premiums paid for interest rate cap agreements are deferred and amortized to net investment income on a straight-line basis over the terms of the agreements. The unamortized premium is included in other invested assets. Amounts earned on interest rate cap agreements are recorded as an adjustment to net investment income. Interest rate swap agreements and cap agreements hedging investments designated as available for sale are adjusted to fair value with the resulting unrealized gains and losses, net of tax, included in accumulated other comprehensive income.

Premiums paid on call options are amortized into net investment income over the terms of the contracts. The call options are included in other invested assets and are carried at amortized cost plus intrinsic value, if any, of the call options as of the valuation date. Changes in intrinsic value of the call options are recorded as an adjustment to interest credited to policyholders. Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability. Futures that do not qualify as hedges are carried at fair value; changes in value are immediately recognized in income.

Fee Income

Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)

1.  Accounting Policies (continued)

Deferred Policy Acquisition Costs

Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new business. Such costs include commissions, costs of policy issuance, underwriting, and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment spread, and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Deferred policy acquisition costs were decreased by $56.0 million and $126.9 million at December 31, 1998 and 1997, respectively, relating to this adjustment.

Value of Insurance in Force

Value of insurance in force represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over periods not exceeding 10 years for annuities and 25 years for life insurance. Interest is accrued on the unamortized balance at the contract rate of 5.25%, 5.34% and 5.30% for the years ended December 31, 1998, 1997 and 1996, respectively.

The value of insurance in force is adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Value of insurance in force was decreased by $10.3 million and $31.8 million at December 31, 1998 and 1997, respectively, relating to this adjustment.

Estimated net amortization expense of the value of insurance in force as of December 31, 1998 is as follows (in thousands): 1999 - $11,013; 2000 -
$10,043;  2001  -  $8,823; 2002 - $7,803; 2003 - $6,975  and  thereafter  -
$32,252.

Intangible Assets

Intangible assets consist of goodwill arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis ranging from ten to twenty-five years.


                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)

1.  Accounting Policies (continued)

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuity and variable life policies are segregated in separate accounts. Separate account assets, which are carried at fair value, consist principally of investments in mutual funds. Investment income and changes in asset values are allocated to the policyholders, and therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts.

As of December 31, 1998 and 1997, the Company also classified $42.3 million and $65.2 million, respectively, of fixed maturities and investments in certain mutual funds sponsored by affiliates of the Company as separate account assets.

Policy Liabilities

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and are calculated as if the companies filed their own income tax returns.

Effective July 18, 1997, due to changes in ownership of Liberty Financial, the Company is no longer included in the consolidated federal income tax return of Liberty Mutual. The Company will be eligible to file a consolidated federal income tax return with Liberty Financial in 2002. Independence Life, which until July 18, 1997, was required under federal tax law to file its own federal income tax return, may join with Keyport in a consolidated income tax return filing. Keyport Benefit may also join with Keyport in a consolidated income tax filing. Liberty Advisory
Services Corporation and Keyport Financial Services Corp. must file separate federal tax returns.

Cash Equivalents

Short-term investments having an original maturity of three months or less are classified as cash equivalents.

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

1.  Accounting Policies (continued)

Recent Accounting Changes

As of January 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS 130 had no impact on the Company's net income or stockholder's equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholder's equity, to be included in accumulated other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. SFAS 131 requires that financial information be reported on the basis that it is reported internally for evaluating segment performance and deciding how to allocate resources to segments. The adoption of SFAS 131 did not have any effect on the Company's financial statements as management of the Company considers its operations to be one segment.

Recent Accounting Pronouncement

In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. SFAS 133 standardizes the accounting for derivative instruments and the derivative portion of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. This statement is effective for fiscal years beginning after June 15, 1999. Earlier adoption is permitted. Upon adoption, the Company will be required to record a cumulative effect adjustment to reflect this accounting change. The Company has not completed its analysis and evaluation of the requirements and the impact of this statement.

                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)


2.  Acquisitions

On January 2, 1998, the Company acquired the common stock of American Benefit Life Insurance Company, renamed Keyport Benefit Life Insurance Company on March 31, 1998, a New York insurance company, for $7.4 million. The acquisition was accounted for as a purchase and, accordingly, operating results are included in the consolidated financial statements from the date of acquisition. In connection with the acquisition, the Company acquired assets with a fair value of $9.4 million and assumed liabilities of $3.2 million. Subsequent to the acquisition, the Company made a capital contribution to Keyport Benefit in the amount of $7.5 million.

In August 1996, the Company entered into a 100 percent coinsurance agreement for a $954.0 million block of single premium deferred annuities issued by Fidelity & Guaranty Life Insurance Company ("F&G Life"). Under this transaction, the investment risk of the annuity policies was transferred to Keyport. However, F&G Life will continue to administer the policies and will remain contractually liable for the performance of all policy obligations. This transaction increased investments by $923.1 million and value of insurance in force by $30.9 million.

                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)

3.  Investments

Fixed Maturities

As of December 31, 1998 and 1997, the Company did not hold any investments in fixed maturities that were classified as held to maturity or trading securities. The amortized cost, gross unrealized gains and losses, and fair value of fixed maturity securities are as follows (in thousands):

                                       Gross         Gross
                        Amortized    Unrealized    Unrealized
December 31, 1998         Cost          Gains        Losses     Fair Value

 U.S. Treasury
  securities           $    90,818  $     3,039  $     (192)  $    93,665
 Mortgage backed
  securities of U.S.
  government
  corporations and
  agencies                 940,075       28,404      (2,894)      965,585
 Debt securities
  issued by foreign
  governments              251,088        9,422     (16,224)      244,286
 Corporate securities    5,396,278      185,132    (156,327)    5,425,083
 Other mortgage
  backed securities      2,286,585       65,158     (19,546)    2,332,197
 Asset backed securities 1,941,966       25,955     (16,521)    1,951,400
 Senior secured loans      267,887        1,079      (3,978)      264,988

  Total fixed
    maturities         $11,174,697  $   318,189  $ (215,682)  $11,277,204

                                       Gross        Gross
                       Amortized    Unrealized    Unrealized
December 31, 1997        Cost          Gains        Losses     Fair Value

 U.S. Treasury
  Securities           $   128,580  $     1,107  $      (40)  $   129,647
 Mortgage backed
  securities of
  U.S. government
  corporations and
  agencies               1,089,809       49,536      (1,602)    1,137,743
 Debt securities
  issued by foreign
  governments              272,559       12,694      (4,966)      280,287
 Corporate securities    4,744,208      189,387     (83,562)    4,850,033
 Other mortgage
  backed securities      2,325,889       81,886      (2,579)    2,405,196
 Asset backed securities 2,200,689       26,178      (3,118)    2,223,749
 Senior secured loans      219,884         -            -         219,884

  Total fixed
   maturities          $10,981,618  $   360,788  $  (95,867)  $11,246,539
                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

At December 31, 1998 and 1997, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $7.8 million and $27.4 million, and gross unrealized losses aggregated $3.6 million and $6.9 million, respectively.

Net unrealized investment gains (losses) on securities included in other comprehensive income in 1998, 1997 and 1996 include: gross unrealized gains (losses) on securities of $(182.2) million, $73.7 million and $(64.4) million, respectively; reclassification adjustments for realized investment (gains) losses in net income of $3.5 million, $(31.2) million and $(7.2) million, respectively; and adjustments to deferred policy acquisition costs and value of insurance in force of $92.5 million, $(29.1) million and $54.2 million, respectively. The above amounts are shown before income tax expense (benefit) of $(30.2) million, $4.7 million and $(5.2) million, respectively.

Deferred tax liabilities for the Company's net unrealized investment gains and losses, net of adjustment to deferred policy acquisition costs and value of insurance in force, were $14.1 million and $44.3 million at December 31, 1998 and 1997, respectively.

No  investment in any person or its affiliates (other than bonds issued  by
agencies  of  the  United  States  government)  exceeded  ten  percent   of
stockholder's equity at December 31, 1998.

At  December 31, 1998, the Company did not have a material concentration of
financial   instruments  in  a  single  investee,  industry  or  geographic location.

At December 31, 1998, $1.1 billion of fixed maturities were below investment grade.

Contractual Maturities

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 1998 are as follows (in thousands):

                                             Amortized         Fair
December 31, 1998                               Cost           Value

  Due in one year or less                    $   334,901    $   335,179
  Due after one year through five years        2,998,421      3,005,087
  Due after five years through ten years       1,638,535      1,656,238
  Due after ten years                          1,034,214      1,031,518
                                               6,006,071      6,028,022
  Mortgage and asset backed securities         5,168,626      5,249,182
                                             $11,174,697    $11,277,204

Actual maturities may differ because borrowers may have the right to call or prepay obligations.

                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

Net Investment Income

Net investment income is summarized as follows (in thousands):

Year Ended December 31,              1998           1997          1996

Fixed maturities               $   810,521    $   811,688   $   737,372
Mortgage loans and other
    invested assets                 18,238         27,833        11,422
Policy loans                        33,251         32,224        30,188
Equity securities                    4,369          5,443         4,494
Cash and cash equivalents           38,269         34,449        36,138
    Gross investment income        904,648        911,637       819,614
Investment expenses                (17,342)       (15,311)      (12,708)
Amortization of options and
    interest rate caps             (72,080)       (49,278)      (16,541)
     Net investment income     $   815,226    $   847,048   $   790,365

As of December 31, 1998, the carrying value of fixed maturity investments that was non-income producing was $30.0 million.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows (in thousands):

Year Ended December 31,                    1998        1997       1996

Fixed maturities available for sale:
 Gross gains                            $  72,119  $  42,464  $   24,304
 Gross losses                             (59,730)   (19,146)    (17,814)
 Other than temporary declines in value   (28,322)      -            -

Equity securities                          14,754        (51)      1,492
Investments in separate accounts               93      7,912        (576)
Interest rate caps                         (2,397)      -            -
Other                                        -          -           (208)
Gross realized investment (losses) gains   (3,483)    31,179       7,198

Amortization adjustments of deferred
  policy acquisition costs and value
  of insurance inforce                      4,268     (6,456)     (1,689)

Net realized investment gains           $     785  $  24,723  $    5,509

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

Proceeds from sales of fixed maturities available for sale were $5.4 billion, $2.6 billion and $1.7 billion, for the years ended December 31, 1998, 1997 and 1996, respectively.

4. Derivatives

Outstanding derivatives, shown in notional amounts along with their carrying value and fair value, are as follows (in thousands):

                                          Assets (Liabilities)
                                  Carrying     Fair   Carrying   Fair
                Notional Amounts    Value     Value     Value    Value
December 31    1998        1997     1998       1998      1997     1997

Interest
 rate swaps $2,369,000 $2,575,000 $(71,163) $(71,163) $(42,123) $(42,123)
Interest
 rate cap
 agreements    250,000    250,000     -          -         102       102
S&P 500
 Index call
 Options          -          -     535,628   607,022   323,343   345,294
S&P 500  Index
 Futures          -          -        (604)     (604)      752       752

The interest rate swap agreements expire in 1999 through 2005. The interest rate cap agreements expire in 1999 through 2000. The call options' and futures' maturities range from 1999 to 2002.

The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest credited to policyholders. Cap agreements are used to hedge against rising interest rates. Call options and futures contracts are used for purposes of hedging the Company's equity-indexed products. At December 31, 1998 and 1997, the Company had approximately $156.4 million and $155.0 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions. Fair values for call options and futures contracts are based on quoted market prices.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)

5.  Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):

                             Year Ended December 31,
                       1998             1997              1996

Current            $  12,150         $ (48,477)         $  52,369
Deferred              40,769           107,567             (5,147)
                   $  52,919         $  59,090          $  47,222

A reconciliation of income tax expense with the expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows (in thousands):

                                          Year Ended December 31,
                                       1998         1997         1996

Expected income tax expense         $  56,532   $  60,427     $  48,246
Increase (decrease) in income
  taxes resulting from:
    Nontaxable investment income       (2,152)     (1,416)       (1,216)
    Amortization of goodwill              440         396           396
    Other, net                         (1,901)       (317)         (204)
Income tax expense                  $  52,919   $  59,090     $  47,222

                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)

5.  Income Taxes (continued)

The components of deferred federal income taxes are as follows (in thousands):

                                                  December 31,
                                           1998                  1997

Deferred tax assets:
  Policy liabilities                   $   107,433           $   124,250
  Guaranty fund expense                      2,115                 2,795
  Net operating loss carryforwards           1,780                 2,111
  Deferred fees                              4,379                   -
  Other                                      1,318                 1,205
    Total deferred tax assets              117,025               130,361

Deferred tax liabilities:
  Deferred policy acquisition costs        (92,533)              (56,331)
  Value of insurance in force and
    intangible assets                      (23,322)              (18,022)
  Excess of book over tax basis of
    Investments                           (135,364)             (178,697)
  Separate account asset                      (478)                 (645)
  Deferred loss on interest rate swaps        (805)               (1,792)
  Other                                     (8,119)               (7,877)
    Total deferred tax liabilities        (260,621)             (263,364)
      Net deferred tax liability       $  (143,596)          $  (133,003)

As of December 31, 1998, the Company had approximately $5.1 million of purchased net operating loss carryforwards (relating to the acquisition of Independence Life). Utilization of these net operating loss carryforwards, which expire through 2006, is limited to use against future profits of Independence Life. The Company believes that it is more likely than not that it will realize the benefit of its deferred tax assets.

Income taxes paid were $21.5 million in 1998 and $46.9 million in 1996, while income taxes refunded were $8.0 million in 1997.

                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)

6.  Retirement Plans

Keyport employees and certain employees of Liberty Financial are eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment, and the employee's estimated social security retirement benefit. The Company also has an unfunded non-qualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan, (the "Plans"), to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consist principally of investments in certain mutual funds sponsored by an affiliated company.

The following table sets forth the Plans' funded status (in thousands).

                                                    December 31,
                                                   1998         1997
Change in benefit obligation
  Benefit obligation at beginning of year         $ 12,594     $ 10,559
  Service cost                                         921          804
  Interest cost                                        960          829
  Actuarial loss                                     1,101          606
  Benefits paid                                       (294)        (204)
  Benefit obligation at end of year                 15,282       12,594

Change in plan assets
  Fair value of plan assets at beginning of year     7,801        6,399
  Actual return on plan assets                         593          901
  Employer contribution                                290          705
  Benefits paid                                       (294)        (204)
  Fair value of plan assets as end of year           8,390        7,801

Projected benefit obligation in excess of the
     Plans' assets                                   6,892        4,793
Unrecognized net actuarial loss                     (2,814)      (1,727)
Prior service cost not yet recognized in net
     periodic pension cost                            (138)        (160)
Accrued pension cost                              $  3,940     $  2,906


                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)

6.  Retirement Plans (continued)

The assumptions used to develop the actuarial present value of the projected benefit obligation and the expected long-term rate of return on plan assets are as follows:

                                          Year Ended December 31,
                                       1998         1997          1996

Pension cost includes the
     following components:
Service cost benefits earned
     during the period              $    921     $    804     $    717
Interest cost on projected
     benefit obligation                  960          829          725
Expected return on Plan assets          (610)        (525)        (468)
Net amortization and deferred
     amounts                              53           23           93
Total net periodic pension cost     $  1,324     $  1,131     $  1,067

The assumptions used to develop the actuarial present value of the projected benefit obligation and the expected long-term rate of return on plan assets are as follows:


Discount rate                                   6.75%     7.25%    7.50%
Rate of increase in compensation level          4.75%     5.00%    5.25%
Expected long-term rate of return on assets     9.00%     8.50%    8.50%

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans. For each of the years ended December 31, 1998, 1997 and 1996, expenses related to these defined contribution plans totaled (in thousands) $853, $702 and $590, respectively.

7.  Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company, and accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following methods and assumptions were used by the Company in determining estimated fair value of financial instruments:

                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)

7.  Fair Value of Financial Instruments (continued)

Fixed maturities and equity securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the securities. The fair values for equity securities are based on quoted market prices.

Mortgage loans: The fair value of mortgage loans are determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Policy loans:  The carrying value of policy loans approximates fair value.

Other invested assets: With the exception of call options, the carrying value for assets classified as other invested assets in the accompanying balance sheets approximates their fair value. Fair values for call options are based on market prices quoted by the counterparty to the respective call option contract.

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

The fair values and carrying values of the Company's financial instruments are as follows (in thousands):

                             December 31,           December 31,
                                 1998                   1997
                        Carrying       Fair       Carrying     Fair
                         Value        Value        Value       Value
Assets:
  Fixed maturity
     securities       $11,277,204  $11,277,204  $11,246,539 $11,246,539
  Equity securities        24,649       24,649       40,856      40,856
  Mortgage loans           55,117       56,640       60,662      63,007
  Policy loans            578,770      578,770      554,681     554,681
  Other invested
     Assets               662,513      730,394      440,773     462,724
  Cash and cash
     Equivalents          719,625      719,625    1,162,347   1,162,347

Liabilities:
  Policy liabilities   12,504,081   11,647,558   12,086,076  11,366,534

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

8. Quarterly Financial Data (unaudited)

The following is a tabulation of the unaudited quarterly results of operations (in thousands):

                                             1998 Quarters
                           March 31   June 30  September 30  December 31

Investment income         $ 206,075  $ 200,955   $ 201,158    $ 207,038
Interest credited to
   policyholders           (142,136)  (140,198)   (143,271)    (136,633)
Investment spread            63,939     60,757      57,887       70,405
Net realized investment
    gains (losses)              818     (2,483)      4,112       (1,662)
Fee income                    9,877     12,400      10,505       10,054
Pretax income                37,870     36,627      44,344       42,678
Net income                   26,049     24,092      29,779       28,680

                                            1997 Quarters
                           March 31   June 30  September 30  December 31

Investment income         $ 206,515  $ 210,655   $ 210,365    $ 219,513
Interest credited to
   Policyholders           (147,313)  (147,224)   (150,875)    (148,672)
Investment spread            59,202     63,431      59,490       70,841
Net realized investment
   gains                     12,796      2,669       4,951        4,307
Fee income                    8,252      8,578       9,841        9,682
Pretax income                47,423     39,914      39,876       45,438
Net income                   31,538     26,095      26,377       29,551

9.  Statutory Information

The Company is domiciled in Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department. Statutory surplus and statutory net income differ from stockholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions, and income tax expense reflects only taxes paid or currently payable. The Company's statutory surplus and net income are as follows (in thousands):

                                      Year Ended December 31,
                             1998              1997               1996

Statutory surplus         $  790,935        $  702,610        $  567,735
Statutory net income          95,422           107,130            40,237

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

10.  Transactions with Affiliated Companies

The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the years ended December 31, 1998, 1997 and 1996. These reimbursements included corporate, general, and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $7.1 million for the year ended December 31, 1998 and $7.8 million for the years ended December 31, 1997 and 1996. In addition, certain affiliated companies distribute the Company's products and were paid $8.6 million, $7.2 million and $6.4 million by the Company for the years ended December 31, 1998, 1997, and 1996, respectively.

Keyport had mortgage notes in the original principal amount of $100.0 million on properties owned by certain indirect subsidiaries of Liberty Mutual. The notes were purchased for their face value. Liberty Mutual had agreed to provide credit support to the obligors under these notes with respect to certain payments of principal and interest thereon. As of December 31, 1998 and 1997, the amounts outstanding were $39.5 million. In January 1999, Liberty Mutual retired the mortgage notes with a payment of $39.7 million for all outstanding principal and interest.

Dividend payments to Liberty Financial from the Company are governed by insurance laws that restrict the maximum amount of dividends that may be paid without prior approval of the State of Rhode Island Insurance
Department. As of December 31, 1998, the maximum amount of dividends (based on statutory surplus and statutory net gains from operations) which may be paid by Keyport was approximately $59.1 million without such approval.

11. Commitments and Contingencies

Leases: The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2008. Rental expense (in thousands) amounted to $4,721, $3,408 and $3,213 for the years ended December 31, 1998, 1997 and 1996, respectively. For each of the next five years, and in the aggregate, as of December 31, 1998, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year (in thousands):

                            Year            Payments

                            1999          $    5,354
                            2000               5,311
                            2001               4,487
                            2002               4,342
                            2003               4,351
                            Thereafter        16,752

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

11. Commitments and Contingencies (continued)

Legal Matters: The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Regulatory Matters: Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1998, 1997 and 1996, the Company was assessed $3.2 million, $5.9 million, and $10.0 million, respectively. During 1998, 1997 and 1996, the Company recorded $1.2 million, $1.0 million, and $1.0 million, respectively, of provisions for state guaranty fund association expense. At December 31, 1998 and 1997, the reserve for such assessments was $6.0 million and $8.0 million, respectively.

12. Year 2000 (Unaudited)

The Company relies significantly on computer systems and applications in its operations. Many of these systems are not presently Year 2000 compliant. These systems use programs that were designed and developed without considering the impact of the upcoming change in the century. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The Company's business, financial condition and results of operations could be materially and adversely affected by the failure of the Company's systems and applications (and those operated by third parties interfacing with the Company's systems and applications) to properly operate or manage these dates.

In addressing the Year 2000 issue, the Company has completed an inventory of its computer programs and assessed its Year 2000 readiness. The Company's computer programs include internally developed programs, third-party purchased programs and third-party custom developed programs. For programs which were identified as not being Year 2000 ready, the Company has implemented a remedial plan which includes repairing or replacing the programs and appropriate testing for Year 2000. The remediation plan is substantially complete and is currently in the final testing phase. The Company also identified its non-information technology systems with respect to Year 2000 issues. The Company initiated remediation efforts in this area and expects to complete this phase during 1999.

In addition, the Company has initiated communication with significant financial institutions, distributors, suppliers and others with which it does business to determine the extent to which the Company's systems are vulnerable by the failure of others to remediate their own Year 2000 issues. The Company has received feedback from such parties and is in the process of independently confirming information received from other parties with respect to their year 2000 issues.

                      KEYPORT LIFE INSURANCE COMPANY

          Notes to Consolidated Financial Statements (continued)


12. Year 2000 (Unaudited) (continued)


The Company is developing, and will continue to develop, contingency plans for dealing with any adverse effects that become likely in the event the Company's remediation plans are not successful or third parties fail to remediate their own Year 2000 issues. The Company expects contingency planning to be substantially complete by June 1999. If necessary modifications and conversions are not made, or are not timely completed, or if the systems of the companies on which the Company's interface system relies are not timely converted, the Year 2000 issues could have a material impact on the financial condition and results of operations of the Company. However, the Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems.










                                  PART C



Item 24. Financial Statements and Exhibits


      (a)  Financial Statements:

           Included in Part B:
           Variable Account A:
             Statement of Assets and Liabilities - December 31, 1998
              Statement of Operations and Changes in Net Assets for the years ended December 31, 1998 and 1997
             Notes to Financial Statements
           Keyport Life Insurance Company:
             Consolidated Balance Sheet - December 31, 1998 and 1997 Consolidated Income Statement for the years ended December 31,
                1998, 1997 and 1996
             Consolidated Statement of Stockholder's Equity for the years ended December 31, 1998, 1997 and 1996
             Consolidated Statement of Cash Flows for the years ended
                December 31, 1998, 1997 and 1996
             Notes to Consolidated Financial Statements

      (b)  Exhibits:

    *     (1)  Resolution of the Board of Directors establishing Variable
               Account A

          (2)  Not applicable

    *     (3a) Principal Underwriter's Agreement

    *     (3b) Specimen Agreement between Principal Underwriter and Dealer


    +     (4a) Specimen Variable Annuity Contract of Keyport Life
               Insurance Company


    ****  (4b) Form of Individual Retirement Annuity Endorsement


    +     (5)  Form of Application for a Variable Annuity Contract


    *     (6a) Articles of Incorporation of Keyport Life Insurance Company

    *     (6b) By-Laws of Keyport Life Insurance Company

          (7)  Not applicable


          (8) Participation Agreement Among Rydex Variable Trust, PADCO Financial Services, Inc. and Keyport Life Insurance Company

          (9)  Opinion and Consent of Counsel

          (10) Consent of Independent Auditors


          (11) Not applicable

          (12) Not applicable


   ++     (13) Schedule for Computations of Performance Quotations


   **     (15) Chart of Affiliations

          (16) Powers of Attorney

   ***    (27) Financial Data Schedule

* Incorporated by reference to Registration Statement (File No. 333-1043) filed on or about February 16, 1996.

** Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement (File No. 333-1043) filed on or about February 6, 1998.

*** Incorporated by reference to Post-Effective Amendment No. 19 to the Registration Statement (File No. 333-1043) filed on or about
     April 28, 1999.

**** Incorporated by reference to Registration Statement (File No.
     333-84701) filed on or about August 6, 1999.


+ Incorporated by reference to Registration Statement (File No. 333-92947) filed on or about December 17, 1999.

++   To be filed by amendment.


Item 25. Directors and Officers of the Depositor.

Name and Principal                       Positions and Offices
Business Address*                        with Depositor



Frederick Lippitt                        Director
The Providence Plan
740 Hospital Trust Building
15 Westminster Street
Providence, RI 02903

Mr. Robert C. Nyman                      Director
12 Cooke Street
Providence, RI 02906-2006

Philip K. Polkinghorn                    Director and President

Paul H. LeFevre, Jr.                     Chief Operating Officer

Bernard R. Beckerlegge                   Senior Vice President and General
                                         Counsel


William Hayward                          Senior Vice President


Bernhard M. Koch                         Senior Vice President and Chief
                                         Financial Officer

Stewart R. Morrison                      Senior Vice President and Chief
                                         Investment Officer

Francis E. Reinhart                      Senior Vice President and Chief
                                         Information Officer

Garth A. Bernard                         Vice President

Daniel C. Bryant                         Vice President and Assistant
                                         Secretary

Clifford O. Calderwood                   Vice President

James P. Greaton                         Vice President and Corporate
                                         Actuary

Jacob M. Herschler                       Vice President

James J. Klopper                         Vice President and Secretary

Leslie J. Laputz                         Vice President

Jeffrey J. Lobo                          Vice President - Risk Management

Suzanne E. Lyons                         Vice President - Human Resources


Thomas P. O'Grady                        Vice President


Jeffery J. Whitehead                     Vice President and Treasurer

Ellen L. Wike                            Vice President

Daniel T. H. Yin                         Vice President

Nancy C. Atherton                        Assistant Vice President

John G. Bonvouloir                       Assistant Vice President &
                                         Assistant Treasurer

Reese R. Boyd, III                       Assistant Vice President



Paul R. Coady                            Assistant Vice President

Stephen Cross                            Assistant Vice President and
                                         Assistant Controller

Alan R. Downey                           Assistant Vice President


Gregory L. Lapsley                       Assistant Vice President

Kenneth M. LeClair                       Assistant Vice President


Scott E. Morin                           Assistant Vice President and
                                         Controller



Sean P. O'Brien                          Assistant Vice President


Diane Pursley                            Assistant Vice President

Richard D. Ribeiro                       Assistant Vice President


Teresa M. Shumila                        Assistant Vice President

Daniel T. Smyth                          Assistant Vice President

Donald A. Truman                         Assistant Vice President and
                                         Assistant Secretary


Jane Withington                          Assistant Vice President


Frederick Lippitt                        Assistant Secretary

*125 High Street, Boston, Massachusetts 02110, unless noted otherwise.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

      The Depositor controls the Registrant, KMA Variable Account, Keyport 401 Variable Account, Keyport Variable Account I, and Keyport Variable Account II, under the provisions of Rhode Island law governing the establishment of these separate accounts of the Company.


      The Depositor controls Liberty Advisory Services Corp. (LASC), a Massachusetts corporation functioning as an investment adviser, through 100% stock ownership. LASC files separate financial statements.

      The Depositor controls Keyport Financial Services Corp. (KFSC), a Massachusetts corporation functioning as a broker/dealer of securities, through LASC's 100% stock ownership of KFSC. KFSC files separate financial statements.


       The Depositor controls Independence Life and Annuity Company ("Independence Life"), a Rhode Island corporation functioning as a life insurance company, through 100% stock ownership. Independence Life files separate financial statements.

       The Depositor controls Keyport Benefit Life Insurance Company ("Keyport Benefit"), a New York corporation functioning as a life insurance company, through 100% stock ownership. Keyport Benefit files separate financial statements.

      The chart for the affiliations of the Depositor is incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement (File No. 333-1043) filed on or about February 6, 1998.

Item 27. Number of Contract Owners.

     None.

Item 28. Indemnification.

      Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies issued by ICI Mutual Insurance Company, Federal Insurance Company, Firemen's Fund Insurance Company, CNA and Lumberman's Mutual Casualty Company. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.


      Keyport Financial Services Corp. (KFSC) is principal underwriter of the variable annuity and variable life insurance contracts and receives no compensation for its services. KFSC is the principal underwriter for Variable Account A of Keyport Life Insurance Company. KFSC is also principal underwriter for Variable Account J and Variable Account K of Liberty Life Assurance Company of Boston; for Variable Account A of Keyport Benefit Life Insurance Company; for the KMA Variable Account and Keyport Variable Account-I of Keyport Life Insurance Company; and for the Independence Variable Annuity Separate Account and Independence Variable Life Separate Account of Independence Life and Annuity Company.

The directors and officers of Keyport Financial Services Corp. are:


Name and Principal                  Position and Offices
Business Address*                   with Underwriter

Jacob M. Herschler                  Director

Paul T. Holman                      Director and Assistant Clerk

James J. Klopper                    Director, President and Clerk

Daniel C. Bryant                    Vice President

Rogelio P. Japlit                   Treasurer

Donald A. Truman                    Assistant Clerk

*125 High Street, Boston, Massachusetts 02110.

Item 30. Location of Accounts and Records.

     Keyport Life Insurance Company, 125 High Street, Boston, Massachusetts
02110.

Item 31. Management Services.

     Not applicable.

Item 32. Undertakings.

      (a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;


      (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
(2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information or equivalent electronic method; and


      (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representation

      Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor. Further, this representation applies to each form of the contract described in a prospectus and statement of additional information included in this registration statement.



                                SIGNATURES







                                SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Boston and Commonwealth of Massachusetts, on this 1st day of March, 2000.

                                       Variable Account A
                                          (Registrant)


                               BY:  Keyport Life Insurance Company
                                          (Depositor)


                               BY:  /s/ Philip K.Polkinghorn*
                                     Philip K. Polkinghorn
                                     President






*BY:  /s/ James J. Klopper            March 1, 2000
     James J. Klopper                     Date
     Attorney-in-Fact



* James J. Klopper has signed this document on the indicated date on behalf of Mr. Polkinghorn pursuant to power of attorney duly executed by him and included as part of Exhibit 16 in Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 filed on or about December 10, 1999 (File No. 333-84701; 811-7543).



     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/ Frederick Lippitt*                /s/ Philip K. Polkinghorn*
Frederick Lippitt                     Philip K. Polkinghorn
Director                              President
                                      (Principal Executive Officer)


/s/ Robert C. Nyman*                  /s/ Bernhard M. Koch*
Robert C. Nyman                       Bernhard M. Koch
Director                              Senior Vice President
                                      (Chief Financial Officer)


/s/ Philip K. Polkinghorn
Philip K. Polkinghorn
Director


*BY:  /s/ James J. Klopper            March 1, 2000
     James J. Klopper                     Date
     Attorney-in-Fact



* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (File Nos. 333-84701; 811-7543) filed on or about December 10, 1999.


                                 Exhibits


Item                                                    Page


(8)  Participation Agreement Among Rydex Variable
     Trust, PADCO Financial Services, Inc. and Keyport
     Life Insurance Company

(9)  Opinion and Consent of Counsel

(10) Consent of Independent Auditors